UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of March 2004

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☒     Form 40-F     ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes    ☐      No     ☒

Financial Results 2003

Investor Relations Department

Pedro Pires, Head of IR
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes
Tel: +351 21 001 2834
Fax: +351 21 001 2899
Email: ir@edp.pt
Site: www.edp.pt

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, 3 March 2004

EDP - Electricidade de Portugal, S.A.	Headquarters: Praça Marquês de Pombal, 12	1250-162 Lisboa	Portugal

Table of Contents

2003 Financial Results - Summary

Results Overview

Investments and Financial Debt

EDP Produção

EDP Distribuição

Hidrocantábrico

Brazil

Telecoms

Information Technology

Consolidated Financial Results and Pro-forma Analysis

Consolidated Extrordinary Results

Consolidated Income Statement

Adjusted Cash Flow and Consolidated Balance Sheet

Income Statement by Business Areas

Balance Sheet by Business Areas

Appendix I - Naturcorp

2003 Financial Results - Summary

Financial Results Summary (€ m)	2003	2002	Δ%

Operating Revenues	6,977.6	6,386.6	9.3%
Operating Costs	5,150.6	4,897.7	5.2%
EBITDA	1,827.0	1,488.9	22.7%
Operating Results	905.7	648.7	39.6%
Financial Results	(359.0)	(222.8)	-61.1%
Extraordinary Results	(14.4)	(138.9)	89.6%
Net Profit	381.1	335.2	14%
Earnings per share	0.127	0.112	13.7%

Cash Flow (1)	1,302.4	1,175.4	10.8%
Adjusted Cash Flow (2)	1,458.3	1,182.5	23.3%

Operating Investment	859.1	1,101.8	-22.0%

Financial Debt (€ m)	2003	2002	Δ%

Financial Debt	7,492.9	7,994.1	-6.3%
Net Debt	7,207.3	7,780.1	-7.4%

Financial Results Summary (€ m)	A 2002 HC Jan-May	B 2002 Brazil Jan-Sep	2003	2002 + A + B Pro-Forma 2002	Δ%

Operating Revenues	253.1	274.5	6,977.6	6,914.2	0.9%
Operating Costs	186.3	209.5	5,150.6	5,293.5	-2.7%
EBITDA	66.9	65.0	1,827.0	1,620.8	12.7%
Operating Results	42.7	40.2	905.7	731.5	23.8%

General Indicators	2003	2002	Δ%
Number of electricity clients
Portugal	5,767,401	5,665,005	1.8%
Hidrocantábrico (3)	563,116	550,813	2.2%
Brazil	2,902,203	2,848,230	1.9%

Electricity sales (GWh)
Portugal	37,591	36,617	2.7%
Hidrocantábrico (3)	12,126	11,308	7.2%
Brazil	20,180	20,631	-2.2%

No. of employees (core business)
Portugal	8,398	9,150	-8.2%
Hidrocantábrico (3)	1,569	1,357	15.6%
Brazil	3,733	3,834	-2.6%

(1) Cash flow = Net Income + Depreciation + Provisions

(2) Adjusted Cash flow = Cash Flow + Tariff Adjustment + Hydrological Correction + Hydrological Account Interest

(3) Hidrocantábrico is proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%). Figures presented above correspond to Hidrocantábrico 100%.

(4) Adjusting for Oni’s direct costs which are accounted for as S&S at EDP’s consolidated accounts.

Note: The accounts presented in this document are non-audited.

The EDP Group reported a significant growth at the operating level in 2003. EBITDA improved by €338.1 million or 22.7%, and EBIT was up €257.0 million or 39.6%. The change in the Group’s consolidation perimeter was a major reason for this increase in EBITDA. Had Hidrocantábrico and the Brazilian subsidiaries been consolidated for the full year of 2002 at the EBITDA level, they would have contributed an extra €66.9 million and €65.0 million respectively. On a Pro-Forma basis, EDP’s EBITDA still increased by 12.7% or €206.3 million.

The Group’s generation and distribution businesses EDP Produção (‘EDPP’) and EDP Distribuição (‘EDPD’) contributed respectively with €32.3 million and €33.9 million to the increase in EBITDA having kept operating costs strictly under control. On a Pro-Forma basis Hidrocantábrico contributed positively to EDP’s EBITDA thanks to the consolidation of Naturcorp (+€14 million to EDP). Brazil’s €24.5 million contribution (pro-forma) was due to tariff increases and a pick-up in consumption. Oni had a positive impact of €54.1 million due to the increase in voice traffic, lower interconnection tariffs, rigorous cost cutting and the closure of its mobile venture OniWay.

Cost control is still a key management target. In 2003, supplies and services on a consolidated basis went down 15.6%(4) while personnel costs grew 3.5% year-on-year. However, on a pro-forma basis, both supplies and services and personnel costs went down 16.6% and 3.0%, respectively. EDP will continue to focus on cost cutting through operational savings and early retirements, particularly now that the costs of the Human Resources Restructuring Programme were accepted by the regulator (ERSE) as a pass through cost to the electricity tariffs over the next 20 years as from 2005.  In 2003, total costs accepted by ERSE with the HR Restructuring Programme amounted to €148.4 million, following a reduction of 500 employees at EDP Distribuição.

(.../...)

Results Overview

EBITDA (€ m)	2003	2002	Δ%

EDP Produção (1)	813.2	780.9	4.1%

EDP Distribuição	523.2	489.2	6.9%

Hidrocantábrico	143.4	67.8	111.5%

Brazil	186.7	97.2	92.1%

Oni	8.9	(45.1)	—

Information Technology	34.1	55.3	-38.3%

Other & Adjustments	117.5	43.7	169.2%

Consolidated	1,827.0	1,488.9	22.7%

(1) Excludes the Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy)

(.../...)

EDP’s pre-tax profit went up 85.5% to €532.3 million following a 61.1% or €136.2 million net increase in financial charges versus 2002 that was balanced by a 89.6% or €124.5 million net decrease in extraordinaries versus 2002.

The change in the consolidation perimeter had a significant impact on financial results with the inclusion of the financial charges of Hidrocantábrico, Escelsa and Enersul for the full year. However, on a pro-forma basis, financial results benefited from a 2.2% decreased in net interest paid.

Extraordinary results amounted to a €14.4 million loss. The most important item was a €120 million provision for the possible devaluation and contingencies in Brazil and Cape Verde. Extraordinaries also include a capital gain of €17.8 million resulting from the sale of EDP’s 3% stake in Iberdrola and a €19.3 million gain as the Hidrologic Correction Account exceeded its limit due to a wet year.

Net Profit amounted to €381.1 million, up 13.7% year-on-year. Adjusting for 2002 and 2003 one-offs Net Profit would have increased 49%, from €308 million to €459 million. The core business was the main contributor to this improvement due to increased demand, higher allowable revenues and tight cost control. The upward revision in Brazilian tariffs also boosted Net Profit in 2003.

Investments and Financial Debt

CAPEX (€ m)	2003	2002

EDP Produção (1)	236.1	239.4
Renewables	39.7	47.1

EDP Distribuição	343.6	371.2
(-) Subsidies in cash	59.7	56.9
(-) Edinfor asset transfer	13.3	80.5
(=) EDPD cash investments	270.6	233.8

Hidrocantábrico (40%)	71.0	49.0

Brazil	125.8	125.0

Telecoms	46.2	312.0

Information Technology	55.5	41.8

Other	14.1	53.9

Total	859.1	1,101.8

Financial Debt (€ m)	2003	2002

Holding (2)	5,356.2	5,879.4

EDP Produção (1)	38.8	54.3
Renewables	18.7	14.8

EDP Distribuição	—	—

Hidrocantábrico (40%)	786.1	816.6

Brazil (3)	547.3	550.2

Telecoms	685.5	622.1

Information Technology	23.8	25.6

Other	36.5	31.0

Total Financial Debt	7,492.9	7,994.1
Cash and cash equivalents	285.6	214.0

Net Debt	7,207.3	7,780.1

(1) Excludes the Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy)

(2) Net of overdrafts and deposits

(3) netted against €282 million of Escelsa’s Senior Notes in 2003

Capital expenditure totalled €859.1 million in 2003. If we exclude OniWay’s investment in 2002 (€171.2 million), operating investment would have gone down 7.7%. It is important to note that the data presented corresponds to the cash-out-flow on operating investments of the EDP Group, considering the consolidation method of each subsidiary.

EDPP’s investment in the new TER CCGT (Units I and II) amounted to €142.3 million in 2003. Total planned investment (at technical cost) for this first phase amounts to €478.0 million, of which 73% has already been concluded. EDP will build a third 400 MW unit on TER for an extra €197.0 million until 2006 when it should start operations. In 2003 EDPP also invested €34.4 million in an additional 188 MW at the Venda Nova hydro power plant (binding generation). The estimated investment is €139.0 million (at technical costs) of which 79% has already been done. Enernova invested €38.5 million in 25 MW of wind farm capacity and plans to invest €212.0 million in an extra 280 MW by 2006 and a further 300 MW by 2008. HC’s investment was mostly in wind farms. The P.E. Cantábrico wind farm (64 MW) became fully operational in the 2H2003 and P.E. Arlanzón wind farm (34 MW) already has 25 MW in operation.

The bulk of recurring investment at EDPD was in the distribution network. These investments, aimed at improving quality of service, led to a drop in the average interruption time. These investments are remunerated by the regulator at a 9% nominal rate.

Capex in Brazil remained flat. Note that 2002’s capex only includes 3 months of Escelsa and Enersul. Including the full year of these subsidiaries, capex would have gone down €29.4 million, on the back of lower investments in generation in Brazil. Oni invested €46.2 million in 2003, or 5% of the EDP Group’s total investment. 67% of Oni’s investments was in the Spanish fixed line operations.

At the end of 2003, the EDP Group’s total financial debt amounted to €7,492.9 million. Vis-à-vis the YE2002, the holding company’s debt decreased by €523.2 million, in great part thanks to the sale of EDP’s 3% stake in Iberdrola, amounting to €400.1 million.

Despite the acquisition of 56.8% of Naturcorp, which resulted in a €251 million cash-out-flow, Hidrocantábrico was able to reduce its financial debt following the sale of a 7% stake in REE (€102 million) and the securitisation of the Spanish electricity “tariff deficit” for 2000-2002 (€60 million).

In 2003, Oni and the Brazilian subsidiaries, account for 16% or €1,232.8 million of the EDP Group’s consolidated debt. In Brazil it is worth mentioning that the electricity utilities are financing regulatory receivables through special loans contracted with BNDES to compensate for the rationing losses and “Parcela A” costs. The proportional amount of Escelsa’s Senior Notes held by EDP was netted off against Escelsa’s financial debt.

Following the year-on-year debt decrease, total debt over total capital, decreased from 59.0% in 2002 to 57.5% in 2003 or from 58.3% to 56.6% if we consider net debt.

EDP Produção (1)

Energy emission (GWh)	2003	2002	Δ%

Hydroelectric	13,964	6,764	106.5%
Thermoelectric	12,619	17,437	-27.6%
Binding Generation	26,583	24,201	9.8%
HDN	121	90	34.8%
Hidrocenel	288	222	29.6%
EDP Energia	296	111	167.0%
TER	203	—	—
Non-Binding Generation	907	423	114.6%
Biomass	38	37	2.2%
Wind Farms	128	113	13.8%
Cogeneration	679	595	14.0%
Small Hydro (2)	196	150	31.0%
Special Regime Producers	1,042	895	16.3%
Total EDP emission	28,531	25,519	11.8%

Pego thermal power station (PES)	4,168	4,794	-13.1%
Tapada thermal power station (PES)	5,404	7,126	-24.2%
Auto-producers (IES)	3,184	2,461	29.4%
Import / (Export) net	2,793	1,899	47.1%
Direct sales to Ind. Clients (incl. in Cogeneration)	(532)	(454)	17.1%
Pumping	(485)	(670)	-27.6%
Gross demand	43,064	40,675	5.9%

Synchronous compensation	(31)	(37)	-13.8%
Own consumption - generation	(3)	(3)	24.8%
Own consumption - transmission grid	(10)	(9)	17.5%
Losses	(813)	(687)	18.4%

Energy delivered to distribution	42,206	39,941	5.7%

Thermal emission (GWh)	2003	2002	Δ%
Tapada do Outeiro	(1)	44	—
Carregado	1,091	2,408	-54.7%
Barreiro	195	249	-21.7%
Setúbal	1,834	5,191	-64.7%
Sines	9,473	9,532	-0.6%
Alto de Mira + Tunes	26	13	106.7%

EDP thermal emiss. (PES)	12,619	17,437	-27.6%

Installed Capacity (MW)	2003	2002	UMW	BP 2006

Run-of-river	1,860	1,860	—	1,860
Reservoir	2,043	2,043	—	2,475
Coal	1,192	1,192	—	1,192
Fuel	1,759	1,759	—	1,713
CCGT	392	—	392	1,176
Diesel	197	329	(132)	165
Small hydro (HDN & HCL)	226	226	—	229
Cogeneration	111	111	—	111
Total EDPP	7,780	7,520	260	8,920

Small hydro (EDP Energia)	85	85	—	85
Wind (Enernova)	65	40	25	385
Biomass (EDP Bioeléctrica)	9	9	—	9

EDP Installed Capacity	7,939	7,654	285	9,399

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter from July 2003. For analysis purposes these two companies were excluded from EDPP in both periods.

(2) HDN, Hidrocenel (HCL) and EDP Energia’s power stations with installed capacity of less than 10 MW operating in the Non-Binding system are remunerated as Special Regime Producers (“SRP”). SRP generation in HDN represented 131 GWh in 2003 and 100 GWh in 2002, in HCL represented 47 GWh in 2003 and 42 GWh in 2002 and in EDP Energia represented 19 GWh in 2003 and 8 GWh in

In 2003 EDP’s total emission increased 11,8% to 28,531 GWh. EDP’s higher emission resulted from heavy rainfall during the first and fourth quarter of the year (52% hydro generation in 2003 compared to 29% in 2002) and a 5.9% increase in gross demand following a cold winter and an unusually hot summer.

TER CCGT had its first dry-run during the fourth quarter of the year and contributed with 203 GWh to total emissions to the network. The 1st TER unit started industrial service on the 14th February 2004 and the 2nd is expected to end test emissions in October 2004. As for the 3rd TER unit, it is scheduled to be completed in March 2006.

During 2003, CPPE decommissioned the 132 MW Alto Mira diesel plant as its PPA had reached maturity.

Electricity revenues (€ m)	2003	2002	Δ%

PPA Capacity Charge	892.7	866.0	3.1%
PPA Energy Charge	283.6	457.9	-38.1%
Total CPPE	1,176.3	1,323.9	-11.2%

Small hydro (HDN & HCL)	87.5	57.6	51.9%
Cogeneration (Soporgen & Energin)	40.1	32.8	22.2%

Trading	1.8	—	—

Total EDP Produção	1,305.6	1,414.3	-7.7%

Fuel costs (€ m)	2003	2002	Δ%

Coal	130.5	148.8	-12.3%
Fuel-oil	117.7	259.8	-54.7%
Natural Gas	22.9	24.5	-6.4%
Diesel	2.7	1.5	79.8%
CPPE	273.9	434.6	-37.0%
Natural Gas (Soporgen & Energin)	36.4	30.9	17.7%

Total EDP Produção	310.3	465.5	-33.3%

Electricity Purchases (€ m)	2003	2002	Δ%

Small hydro, CPPE, Trading and Cogen.	65.3	37.2	75.4%

Electricity revenues

Fuel costs

The PPA capacity charge increased 3.1%, reflecting i) the high availability factors (Km)(2) at CPPE’s power plants (total Km: 1.054 in 2003 vs. 1.046 in 2002, of which hydro: 1.051 in 2003 vs. 1.039 in 2002 and thermal: 1.058 in 2003 vs. 1.055 in 2002) and ii) the charge adjustment for inflation as foreseen in the PPA contracts.

(2) Km = 12 months average verified available capacity / 12 months average contracted available capacity

The PPA energy charge, the component that remunerates CPPE plants operating in the Public Electricity System for the fuel consumption they incurred, dropped 38.1% due to a lower utilisation of CPPE’s thermal plants. Fuel consumption was lower because of the wet year. CPPE continued to buy coal and fuel-oil at a lower price than what it receives through the PPA energy charge (€273.9 million vs. €283.6 million), which is based on the EU coal price index and the Platts index. The increase in diesel costs results from using up the remaining fuel stock at the Alto Mira plant site, prior to its decommissioning.

As a result, EDP Produção’s (‘EDPP’) electricity generation gross profit increased 2.0% in 2003 to €929.9 million (€911.5 million in 2002).

Personnel costs (€ m)	2003	2002	Δ%

Total Personnel Costs	119.3	118.5	0.7%
Pension Premiums	8.9	9.7	-8.2%
Early Retirement Correction	13.1	13.1	0.0%
Social benefits with early retirees	1.3	1.3	0.0%
Medical care with inactives	3.2	3.1	3.5%

Adjusted Personnel Costs	92.7	91.2	1.7%

Number of employees	1,988	2,099	-5.3%
MW/Employee	3.91	3.58	9.2%

S&S Non-Group (€ m)	2003	2002	Δ%

Maintenance and specialised works	21.1	21.5	-2.0%
Insurance costs	8.8	9.8	-10.1%
Surveillance and security	2.6	2.2	14.5%
Building rentals	2.4	0.8	—
Other	14.8	16.7	-11.8%

Total	49.6	51.1	-2.9%

O&M / MW                                                          Total Cash Cost / MW

*     Business Plan 2006 assumes an average hydrological year

The implementation of the Human Resources restructuring plan at EDPP resulted in a reduction of 111 employees during 2003. Under this restructuring plan, the average reestructuring cost per early retirement and lay-off at EDPP is €374 thousand.

Personnel costs increased 0,7% following an 2.7% average salary increase. Since most of the headcount reduction was achieved in the last months of 2003, the impact of the personnel reduction on the Personnel costs is expected to be felt more strongly as from 2004.

Supplies & Services at EDPP continued to show a fall, benefiting from a reduction in insurance costs, steady maintenance charges and tighter management discipline on other S&S. Building rentals are associated with payments made to EDP’s pension fund, following the sale of EDPP’s headquarters to the latter during 1H2002.

Operating Income Statement (€ m)	2003	2002	Δ%

Electricity Sales	1,305.6	1,414.3	-7.7%
Services Provided	16.9	19.1	-11.5%
Other Sales	19.7	18.7	5.5%
Operating Revenues	1,342.1	1,452.0	-7.6%

Electricity	65.3	37.2	75.4%
Fuel for electricity generation	310.3	465.5	-33.3%
Direct Activity Costs	375.6	502.8	-25.3%

Gross Profit	966.5	949.2	1.8%
Gross Profit/Revenues	72.0%	65.4%	6.6	p.p.

Sundry materials and goods for resale	3.5	4.4	-21.1%
Supplies and services - Group	18.3	21.9	-16.2%
Supplies and services - Non-Group	49.6	51.1	-2.9%
Personnel costs	119.3	118.5	0.7%
Generation centre rentals	3.6	3.6	1.1%
Other operating costs (or revenues)	(3.8)	(5.0)	24.9%
Own work capitalised	(37.3)	(26.0)	-43.3%
Operating Costs	153.2	168.4	-9.0%

EBITDA	813.2	780.9	4.1%
EBITDA / Revenues	60.6%	53.8%	6.8	p.p.

Depreciation and amortisation	230.5	225.9	2.1%
Provisions	12.7	18.7	-32.4%

EBIT	570.0	536.3	6.3%
EBIT / Revenues	42.5%	36.9%	5.5	p.p.

Operating investment (€ m)	2003	2002	Δ%

Binding Generation	66.7	55.7	19.7%
Non-Binding Generation	143.7	144.8	-0.7%
Special Regime Producers	2.6	11.9	-77.9%
Trading	0.2	—	—
Other investments	8.2	17.5	-53.2%
Financial costs (capitalised)	14.6	9.5	53.7%

Total operating investment	236.1	239.4	-1.4%

Recurring investment	34.7	32.4	7.3%
Non-recurring investment	201.4	207.0	-2.7%

Main Generation Investments at technical cost:

Total Forecast	€139.0million	Total Forecast	€478.0million
Conclusion date	Sep-2004	Conclusion date	2004
Invested to Date	109.4 or 79%	Invested to Date	347.2 or 73%

The consolidation perimeter of EDPP changed in July 2003 and now excludes the special regime producers Enernova and EDP Bioeléctrica. On a stand-alone basis, these two companies amount to €7.5 million EBITDA and €3.6 million Operating Profit in 2003.

As a result of efficient fuel procurement and cost cutting, EDPP’s EBITDA grew 4.1% to €813.2 million.

EDP Distribuição

Energy Sales (GWh)	2003	2002	Δ%
Energy delivered to Distribution	42,207	39,941	5.7%
Own consumption - distribution	(33)	(20)	-66.0%
Distribution losses	(3,259)	(2,989)	-9.0%

Total electricity sales (1)	38,915	36,931	5.4%

Electricity sales - PES (2)	34,867	35,973	-3.1%
VHV (Very high voltage)	1,115	875	27.4%
HV (High voltage)	3,640	3,396	7.2%
MV (Medium voltage)	8,600	11,198	-23.2%
SLV (Special low voltage)	3,050	2,891	5.5%
LV (Low voltage)	17,296	16,534	4.6%
PL (Public lighting)	1,167	1,080	8.0%

Electricity sales - NBES (3)	4,048	958	—
EDP	2,724	644	—
HV (High voltage)	46	78	-41.3%
MV (Medium voltage)	2,679	566	—
Non-EDP	1,324	314	—
HV (High voltage)	68	104	-34.5%
MV (Medium voltage)	1,256	210	—

Electricity consumers	2003	2002	Δ%

VHV (Very high voltage)	15	11	4
HV (High voltage)	110	98	12
MV (Medium voltage)	18,980	20,377	(1,397)
SLV (Special low voltage)	28,111	27,290	821
LV (Low voltage)	5,676,733	5,575,766	100,967
PL (Public lighting)	42,047	41,113	934
Binding consumers	5,765,996	5,664,655	101,341

HV (High voltage)	1	1	—
MV (Medium voltage)	1,404	349	1,055
EDP	1,405	350	1,055
HV (High voltage)	2	3	(1)
MV (Medium voltage)	513	140	373
Non-EDP	515	143	372
Non-binding consumers	1,920	493	1,427

Total electricity consumers	5,767,916	5,665,148	102,768
% Growth			1.8%

	Number of Clients				Consumption (GWh)
Liberalised Market	2003	2002	Δ%		2003	2002	Δ%

Total Market	5,767,916	5,665,148	102,768		38,915	36,931	5.4%
Eligible Clients	21,025	20,979	46		17,403	16,426	5.9%
Share of Total Market (%)	0.36	0.37	-0.01	pp	44.7	44.5	0.24	pp

NBES Clients	1,920	493	1,427		4,048	958	322.6%
Share of Total Market (%)	0.03	0.01	0.02	pp	10.4	2.6	7.81	pp

EDP Energia	1,405	350	1,055		2,724	644	323.3%
Share of NBES Clients (%)	73.2	71.0	2.18	pp	67.3	67.2	0.10	pp

Total electricity distributed in 2003 reached 38,915 GWh, representing a 5.4% growth in Portugal’s electricity consumption, due to a cold winter, a particularly warm summer and a slight recovery in economic growth felt mostly in the industrial segment. The binding system (PES) accounted for 89.6% of total energy distributed in Portugal.

Energy sales in the binding system (PES) decreased 3.1% year-on-year mostly due to the continued transfer of some MV customers from the binding to the non-binding system. EDPD won 4 new industrial clients that explain the 27.4% increase in VHV energy sales. As for SLV and LV segments, these continue to grow at healthy rates of 5.5% and 4.6%, respectively.

By the end of 2003, electricity customers totalled 5,767,916 up 1.8% year-on-year. The number of clients with “non-binding status” totalled 2,620, out of which, 1,920 were actually acquiring energy in the liberalised market. Between 2002 and 2003, EDP Energia, the Group’s company operating in the non-binding segment, achieved a 67.3% market share in the liberalised market with 2,724 GWh of energy sold to its 1,405 clients.

Until December 2003, the eligibility threshold for the non-binding system included all consumers except the low voltage ones. As from January 2004, the eligibility threshold was extended to the SLV clients. Liberalisation for all voltage levels should occur in June 2004.

(1) Figures presented include Sales to EDP Group.

(2) PES - Public Electricity System.

(3) NBES - Non-Binding Electricity System.

EDPD’s “Electricity Gross Profit”(Regulated Revenues) increased 8.5% year-on year, from €1,089.1 million in 2002 to €1,181.5 in 2003. This is the result of: (i) 2.2% higher allowed revenues for the Use of the Distribution Grid activity, which accounted for 76% of EDPD’s total allowed revenues; (ii) a 16.8% increase in allowed revenues for the Network Services’ activity; (iii) a 54.7% increase in allowed revenues for the Supply in the Public System activity and (iv) a €10.2 million tariff adjustment for deviations in energy acquisition costs in the LV segment.

Allowed revenues for the Use of the Distribution Grid activity reflect: (i) a 3.8% and 2.9% decrease, from 2002 to 2003, in unit revenues for HV/MV and LV segments respectively (in accordance with the ‘CPI – X’ formula), and (ii) a 5.4% increase in consumption. The positive effect of higher consumption, which would have meant a 5.4% increase in allowed revenues for this activity, was partly offset by the 2003 tariff cuts resulting in a 2.2% increase in the Use of Distribution Grid’s allowed revenues.

Regulated Revenues	2003	2002

Unit revenue for the UDGr: HV and MV (€ / MWh)	9.84	10.23
Electricity delivered to PES/NBES consumers: HV and MV (GWh)	39,188	37,292
Unit revenue for the UDGr: LV (€ / MWh)	24.55	25.29
Electricity delivered to binding/non-binding consumers: LV (GWh)	21,512	20,368
Incentive to losses Reduction (€m)	—	(2.2)
t-2 tariff adjustment (€ m)	(13.9)	(14.0)
URD total allowed revenues (€ m)	900.0	880.4

Allowed revenues for the NS activity: VHV; HV and MV (€ m)	23.3	11.2
Allowed revenues for the NS activity: SLV (€ m)	9.2	9.4
Allowed revenues for the NS activity: LV (€ m)	126.4	115.5
t-2 tariff adjustment (€ m)	—	—
CRedes total allowed revenues (€ m)	159.0	136.1

Allowed revenues for the SPS activity: VHV; HV and MV (€ m)	8.4	3.8
Allowed revenues for the SPS activity: SLV (€ m)	2.4	1.8
Allowed revenues for the SPS activity: LV (€ m)	78.8	72.7
t-2 tariff adjustment (€ m)	22.7	(5.7)
CSEP total allowed revenues (€ m)	112.3	72.6

t-1 tariff adjustment for Energy Acquisition activity (€ m)	10.2	—
Total allowed revenues after tariff adjustment (€ m)	1,181.5	1,089.1

Electricity Sales & Gross Profit (€ m)	2003	2002	Δ%

VHV (Very High Voltage)	45.3	37.9	19.4%
HV (High Voltage)	166.3	155.5	6.9%
MV (Medium Voltage)	618.4	787.8	-21.5%
SLV (Special Low Voltage)	290.2	273.4	6.1%
LV (Low Voltage)	2,215.0	2,061.7	7.4%
Public lighting	95.7	86.6	10.5%
Interruptibility discounts	(26.7)	(25.5)	-4.8%
Tariff correction discounts	(1.4)	(4.5)	68.7%
Invoiced Sales - PES	3,402.8	3,373.0	0.9%
Invoiced Sales - NBES	70.5	12.9	—
Distribution 2000 Reposition	—	20.5	—
Distribution 2001 Reposition	(6.7)	—	—
Distribution 2002 Reposition	(10.2)	—	—
Distribution 2002	17.9	50.0	—
Distribution 2003	72.2	—	—
Tariff Adjustments	73.1	70.5	—

Electricity Revenues	3,546.4	3,456.4	2.6%
Tariff adjustments’ reposition	0.9	20.5	—
Sales to customers before reposition	3,545.4	3,435.9	3.2%
Electricity purchases	2,364.0	2,346.8	0.7%
Electricity Gross Profit	1,181.5	1,089.1	8.5%

We recall that EDPD also receives the URD and the CREDES tariffs for all the energy sold by any supplier operating in the liberalised market (4,048 GWh in 2003). This amounted to €70.5 million in 2003.

The €73.1 million tariff adjustment recognised in 2003 is made up as follows: (i) €6.7 million from the reposition of the positive tariff adjustment booked in 2001; (ii) €10.2 million from the reposition of a 2002 positive adjustment regarding the recovery of variations between estimated and real fuel costs (variable component of energy acquisition for the LV segments - a pass-through to the 2003 tariffs); (iii) €17.9 million from a revision made to the 2002 tariff adjustment following a correction to the amounts of electricity distributed that year (36,931 GWh instead of 36,741 GWh) and (iv) €72.2 million from the 2003 tariff adjustment as real consumption in PES for the period came below ERSE’s estimate (2.1% growth year-on-year) used in the 2003 tariffs. EDPD was therefore not able to recover the fixed component of its electricity purchases fully.

Materials (€ m)	2003	2002	Δ%

Own Work Capitalised	95.3	67.2	41.7%
Maintenance Works	16.1	12.9	24.5%
Materials	111.3	80.1	39.0%

Supplies & Services (€ m)	2003	2002	Δ%

Supplies&Services - Group	90.7	79.9	13.5%

Supplies&Services - Non-Group	115.6	123.4	-6.3%
Maintenance costs	35.3	45.5	-22.5%
Specialised works	35.6	33.1	7.5%
Communications	16.3	15.7	3.8%
Insurance costs	5.7	5.9	-3.0%
Others	22.8	23.2	-1.9%
Total Supplies&Services	206.3	203.3	1.5%

Personnel costs (€ m)	2003	2002	Δ%

Total Personnel Costs	393.8	379.6	3.7%
Pension premiums	42.7	31.0	37.7%
Early retirement correction	75.5	77.1	-2.0%
Social benefits with early retirees	11.1	11.9	-7.3%
Medical care with inactives	13.4	13.1	2.2%
Adjusted Personnel Costs	251.2	246.5	1.9%

Number of employees	6,334	6,979	-9.2%

The abnormal increase in sundry materials during the period (39%) is explained by the fact that last year’s costs were lower than normal due to stock write-offs. Sundry materials relate mostly to investment at EDPD which was capitalised and accounted for as “own work capitalised” (subsequently depreciated).

The increase in group supplies and services (up 13.5% year-on-year) is related to an €18.8 million bill regarding services supplied by EDP Valor. Note that EDP Valor started its activities as a services provider progressively and that EDPD’s costs with services related to the creation of EDP Valor were fully transferred to that company in the 2Q2003.

Non-group supplies and services, which fell 6.3% year-on-year, benefited from a 22.5% decrease in maintenance costs due to both the renegotiation of some maintenance contracts (payments no longer made under a retainer basis) and a higher recourse to EDPD’s internal resources.

Personnel costs for the period totalled €393.8 million, up 3.7% year-on-year, mostly on the back of increased “pension premiums”. When corrected for all early-retirement costs, pension premiums and other costs associated with non-active workers, personnel costs would have increased by a mere 1.9%, reflecting a 2.7% average salary increase that was slightly offset by a reduction of 645 employees, with an impact only towards the end of the year.

Following ERSE’s approval (August 2003) regarding the pass-through to final tariffs of up to €485.7 million of EDPD’s restructuring costs associated with the “Human Resources Rationalisation Program”, the company decided to resume its early retirements program, which had been suspended. As a consequence, EDPD was able to reduce its workforce by 645 employees, of which 500 were part of this restructuring program for which ERSE accepts the costs. The remaining reductions refer to transfers to the Holding / EDP Valor and early retirements made outside the scope of ERSE’s costs acceptance.

Customers/Employee & Sales / Employee

EDP Distribuição HR Restructuring Program (Year 0)

1                   Accounting Procedures - In year 2003, there is no impact at the level of Net Income...

2003 HR Restructuring Program:

Negociated Dismissals - 70 employees
Early Retirements - 430 employees

Total Costs:

Negociated Dismissals - €14.9 m
Early Retirements - €133.4 m

Negociated	Early Retirements

Extraordinary
Charge - Recognition	Constitution of a
of Liability:	Regulatory Asset:
- €14.9 m	€133.4 m

Extraordinary Gain	Against
Constitution of a
Regulatory Asset:	Recognition of a
+ €14.9 m	Deferred Income
€133.4 m

P&L Impact = 0

BALANCE SHEET

Accounts
Payable
Constitution of a	€12.5 m
Regulatory
Asset	Cash €2.4 m

€148.4 m	Deferred
Income
€133.4 m

REGULATORY ASSET	DEFERRED INCOME

Amortised as Costs Recovery through the Tariffs:	Amortised as payment to Early Retirees:
•over a 20 years period;	•against ‘Other Income’ P&L item;
• starting in 2005.	•from 2004 onwards;
•for an average period of 14 years.

2                   ... Impact at the P&L comes from 2004 onwards, in the form of EDPD’s savings with the Human Resources Restructuring Program.

INCOME STATEMENT	2004	2005 *	2006	2007	2004 - 2022	...up to 2032	TOTAL

Electricity Revenues	—	22.3	7.4	7.4	148.4	—	148.4	Costs Recovery through tariffs
Operating Costs	—	(22.3)	(7.4)	(7.4)	(148.4)	—	(148.4)	Amortisation of Regulatory Asset^
Personnel Costs	(11.2)	(11.3)	(11.3)	(11.3)	(133.4)	—	(133.4)	Payments to Early Retirees
Personnel Costs - Savings	15.1	15.5	16.1	16.6	242.3	4.6	246.9	EDPD Savings with Personnel Reduction
Other Income	11.2	11.3	11.3	11.3	133.4	—	133.4	Amortisation of Deferred Income
P&L Impact (Before Taxes)	15.1	15.5	16.1	16.6	242.3	4.6	246.9

^ Asset is fully amortised by 2022.

* In 2005, Costs Recovery refers to the 2003-2005 period.

3                  What is the value of what was achieved in 2003 with HR Restructuring?

NPV assumes the gain of the incentive given
by ERSE against a scenario where the
restructuring cost would not be accepted for
tariffs calculation

BENEFITS 2003 HR PROGRAM

€ 246.9 million

COSTS 2003 HR PROGRAM

Considering Costs Recovery through Tariffs €148.4 million

CONSIDERING COSTS RECOVERY THROUGH TARIFFS

NPV (@8,5%) of the Reduction of 500 employees at EDP Distribuição:

€100-110 million

EDP Distribuição

Operating Income Statement (€ m)	2003	2002	Δ%

Electricity sales - Group	35.7	2.1	—
Electricity sales - Non-Group	3,510.6	3,454.3	1.6%
Services provided	24.7	21.6	14.6%
Other sales	1.9	1.7	12.0%
Operating Revenues	3,573.1	3,479.7	2.7%

Direct Activity Costs	2,364.0	2,346.8	0.7%

Gross Profit	1,209.1	1,132.9	6.7%
Gross Profit/Revenues	33.8%	32.6%	1.3	p.p.

Sundry materials and goods for resale	111.3	80.1	39.0%
Supplies and services - Group	90.7	79.9	13.5%
Supplies and services - Non-group	115.6	123.4	-6.3%
Personnel costs	393.8	379.6	3.7%
Concession fees	171.7	154.0	11.5%
Other operating costs (or revenues)	(13.4)	(12.6)	-6.2%
Own work capitalised	(183.8)	(160.7)	-14.4%
Operating Costs	685.9	643.6	6.6%

EBITDA	523.2	489.2	6.9%
EBITDA / Revenues	14.6%	14.1%	0.6	p.p.

Depreciation and amortisation	345.5	330.2	4.6%
Provisions	42.7	65.1	-34.4%

EBIT	135.0	93.9	43.8%
EBIT/ Revenues	3.8%	2.7%	1.1	p.p.

Investment (€ m)	2003	2002	Δ%

Distribution grid	266.1	230.9	15.2%
Public lighting	19.6	11.4	72.7%
Information systems	14.8	80.8	-81.7%
Of which: Transfer of IT System	13.3	80.5	—
Other investments	43.2	48.1	-10.2%
Operating investment (1)	343.6	371.2	-7.4%

Investment subsidies - Cash	59.7	56.9	5.0%
Investment subsidies - Kind	61.0	54.1	12.8%
Total Investment Subsidies	120.8	110.9	8.8%

Operating Invest. Excl. Subsidies	283.9	314.3	-9.7%

Gross Profit for the period increased 6.7%, which along with the company’s efforts to improve its operating efficiency, resulted in a 6.9% increase of EBITDA.

The 11.5% increase in concession fees reflects a 0.25 p.p. increase in the average rate paid to municipalities (7.25% on the previous year’s LV sales). LV sales increased 6.4% between 2001 and 2002.

Provisions for the period totalled €42.7 million, down 34.4% year-on-year, following a change in EDP Distribuição’s accounting procedures, according to which the constitution of provisions for doubtful clients was netted off against extraordinary gains resulting from the reversal of this kind of provisions.

The transfer from Edinfor to EDPD of an IT system worth €93.8 million led to a 4.6% increase in amortisations. All together, EBIT increased 43.8% year-on-year to €135.0 million, while EBIT margin went up 1.1 p.p., to 3.8% in 2003.

Excluding the amounts of investment relative to the above-mentioned transfer of assets (which do not affect the Group cash-(outflow), EDPD’s operating investment would have increased 13.7% to €330.3 million, of which 80.5% were invested in the distribution grid. These investments, which are aimed at improving the quality of service, allowed for an improvement of the average interruption time at the MV grid (341 min in 2003, down from 420 min in 2002).

(1) Includes Cash Subsidies .

Hidrocantábrico (100%) - Generation

Spain Energy Balance (GWh)	2003	2002	Δ%

Generation	183,633	171,524	7.1%
Special Regime	39,659	34,048	16.5%
Imports	8,537	9,595	-11.0%

System Demand - Coverage	231,830	215,167	7.7%

Regulated Distribution	158,804	150,010	5.9%
Supply	65,561	60,802	7.8%
Exports	7,465	4,355	71.4%

Source: OMEL

HC’s Net Electricity Generation (GWh)	2003	2002	Δ%

Hydroelectric	861	771	11.6%
Nuclear	1,257	1,212	3.7%
Aboño	6,573	6,425	2.3%
Soto de Ribera	3,918	4,572	-14.3%
Coal	10,491	10,997	-4.6%
Castejón CCGT	1,546	328	370.7%

Total Generation	14,154	13,309	6.4%
Pumping	(127)	(131)	-3.6%

Energy delivered to the Pool	14,028	13,178	6.5%

HC’s Performance in the Pool	2003	2002	Δ%

Average HC Selling Price (1) (€/MWh)	35.83	44.15	-18.8%
Average Pool Price (1) (€/MWh)	37.76	47.15	-19.9%
HC’s market share in wholesale market	7.6%	7.7%	0.0	p.p.

HC’s Fuel Costs	2003	2002	Δ%

Average HC Fuel Cost (€/MWh) (2)	16.1	16.0	0.4%

Demand in the Spanish electricity market grew 6% compared to 2002 following a harsh winter (beginning and end of 2003) and an unusually hot summer.

Due to the wet 4Q2003, hydro generation as a percentage of the total Spanish electricity emission had a strong increase which led to a reduction in pool prices from €38.59/MWhon the 9M2003 to €37.76/MWh on the YE2003. In 2003 the pool prices dropped 18.8% from €47.15/MWh to  €37.76/MW has a result of a higher hydrological coefficient (1.16 in 2003 versus 0.73 in 2002).

Although Hidrocantábrico is heavily weighted on thermal power generation, it was able to increase its net emission by 6.4% under these hydrological conditions thanks to the start of Castejón CCGT’s operations in October 2002.

Fuel prices had a favourable trend during almost all of 2003 compared to last year. However, Hidrocantábrico’s average fuel costs increased slightly from €15.6/MWh in the 9M2003 to €16.1/MWh in the YE2003 as a result of an increase in the coal prices on the 4Q2003.

(1) Includes wholesale market, ancillary services and capacity payment.

(2) Excluding hydroelectric emission.

Hidrocantábrico (100%) - Distribution & Supply

Distribution

Energy Sales - GWh

Electricity	2003	2002	Δ%
Low Voltage	2,148	2,015	6.6%
Medium Voltage	991	861	15.1%
High Voltage	5,520	5,571	-0.9%
Total	8,659	8,447	2.5%
of which: access clients	1,245	1,094	13.8%

Gas (1)	2003	2002	Δ%
Pressure < 4 Bar	3,188	1,602	—
Pressure > 4 Bar	6,439	222	—
Total	9,627	1,824	—
of which: access clients	5,257	360	—

# of Customers

Electricity	2003	2002	Δ%
Low Voltage	560,499	548,423	2.2%
Medium Voltage	690	649	6.3%
High Voltage	19	19	0.0%
Total	561,208	549,091	2.2%
of which: access clients	1,468	525	179.6%

Gas (1)	2003	2002	Δ%
Pressure < 4 Bar	542,107	157,000	—
Pressure > 4 Bar	687	51	—
Total	542,794	157,051	—
of which: access clients	2,614	12	—

Revenues - € m

Electricity	2003	2002	Δ%
Transmission	6.4	3.6	76.4%
Distribution	93.2	90.2	3.3%
Commercialisation	7.0	7.2	-3.5%
Regulated revenues	106.6	101.1	5.5%

Gas	2003	2002	Δ%
Transmission	5.5	—	—
Distribution	63.1	24.6	—
Commercialisation	5.3	2.1	—
Regulated revenues	73.9	26.7	—

Supply

Energy Sales - GWh

Electricity	2003	2002	Δ%
Asturias	1,024	933	9.8%
Rest of Spain	3,688	3,022	22.0%
Total	4,712	3,955	19.1%

Gas	2003	2002	Δ%
Asturias/Basque Country	3,342	168	—
Rest of Spain	2,369	1,740	—
Total	5,711	1,908	—

# of Customers

Electricity	2003	2002	Δ%
Asturias	1,180	472	150.0%
Rest of Spain	2,196	1,775	23.7%
Total	3,376	2,247	50.2%

Gas	2003	2002	Δ%
Asturias/Basque Country	400	8	—
Rest of Spain	74	76	—
Total	474	84	—

Revenues - € m

Electricity	2003	2002	Δ%
Asturias	57.4	49.3	16.5%
Rest of Spain	203.4	161.1	26.3%
Sales	260.8	210.4	24.0%

Gas	2003	2002	Δ%
Asturias/Basque Country	71.6	2.4	—
Rest of Spain	35.4	25.8	—
Sales	107.0	28.3	—

Electricity Distribution: Hidrocantábrico’s regulated revenues for the electricity distribution activity increased 5.5% to €106.6 million. This is explained by: i) the increase in the transmission’s regulated revenues following the expansion outside Asturias (+€2.8 million); and ii) higher regulated revenues in distribution mainly due to lower distribution losses than those recognised by the regulation (+€2.0 million).

Gas Distribution: The 2003 figures of Hidrocantábrico’s gas distribution activity include Naturcorp’s figures as from the 1st August 2003. It is important to note that Naturcorp contributed with 7,433 GWh of gas distributed since August. Taking into account the full year of Naturcorp’s gas distribution, Hidrocantábrico would have distributed a total of 21,133 GWh, implying a 7.7% market share of gas distributed in Spain. In terms of regulated revenues, Naturcorp represented €38.8 million (out of €73.9 million) in Hidrocantábrico’s YE2003 accounts. Note: operating data considers 100% of Naturcorp’s gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

Electricity Supply: The electricity supply activity has benefited from the liberalisation for all customers as of January 2003 and the 6.0% growth in electricity demand. In this activity, the company was able to increase its average selling price 4.1% to €55.4/MWh in 2003.

Gas Supply: The strong year-on-year growth in the gas supply activity is explained by the fact that Hidrocantábrico initiated this activity at the beginning of 2002 and by the inclusion of Naturcorp since August 1st 2003. Naturcorp has contributed with 2,930 GWh of gas sold. Considering a full 2003 contribution of Naturcorp, Hidrocantábrico would have sold 7,540 GWh of gas, achieving a market share of 3.9% in the liberalised market. In the total Spanish gas market, both regulated and non-regulated, Hidrocantábrico would have sold 20,507 GWh of gas, corresponding to a 7.4% market share.

(1) Considering 100% of Naturcorp’s gas distribution subsidiaries

Hidrocantábrico (100%)

Business Areas	Generation & Supply (1)				Electricity Distribution				Gas (1)				Special Regime
Breakdown	2003	2002	Δ%		2003	2002	Δ%		2003	2002	Δ%		2003	2002	Δ%

Revenues	911.4	867.7	5.0%		428.1	488.1	-12.3%		241.8	55.6	334.9%		34.0	34.1	-0.4%
Direct Costs	597.6	543.8	9.9%		315.4	385.3	-18.1%		151.5	22.1	585.2%		17.9	24.7	-27.5%
Gross Profit	313.8	323.9	-3.1%		112.6	102.7	9.7%		90.4	33.5	169.7%		16.1	9.4	70.8%
Gross Profit/Revenues	34.4%	37.3%	-2.9	p.p.	26.3%	21.0%	5.3	p.p.	37.4%	60.3%	-22.9	p.p.	47.3%	27.6%	19.7	p.p.

Personnel Costs	36.2	33.4	8.3%		22.7	21.5	5.9%		8.7	2.5	248.6%		4.7	5.5	-13.9%
Other Operating Costs (net)	33.6	21.7	55.2%		19.1	23.7	-19.7%		14.9	3.4	338.3%		(0.2)	(3.9)	94.1%

EBITDA	244.0	268.9	-9.2%		70.9	57.5	23.2%		66.8	27.6	141.8%		11.6	7.8	47.7%
EBITDA/Revenues	26.8%	31.0%	-4.2	p.p.	16.6%	11.8%	4.8	p.p.	27.6%	49.7%	-22.0	p.p.	34.1%	23.0%	11.1	p.p.

Depreciation	93.3	84.2	10.8%		29.1	27.4	6.3%		18.5	9.1	104.6%		5.9	4.6	26.1%
Provision	0.8	0.4	108.0%		1.1	0.3	223.5%		0.0	0.7	-93.1%		0.7	4.7	-84.5%

EBIT	149.9	184.3	-18.7%		40.6	29.7	36.5%		48.2	17.9	169.9%		5.0	(1.5)	—
EBIT/Revenues	16.4%	21.2%	-4.8	p.p.	9.5%	6.1%	3.4	p.p.	19.9%	32.1%	-12.2	p.p.	14.7%	-4.5%	19.2	p.p.

# of employees	585	580	0.9%		395	388	1.8%		277	71	289.4%		98	139	-29.5%

Generation & Supply: The electricity generation and supply activity, which accounts for 68% of Hidrocantábricos’s operating cash-flow, fell 9.2% at the EBITDA level due to a drop in wholesale market prices vis-à-vis 2002 as a result of a higher rainfall in 2003. Nevertheless, the negative effect of lower generation prices was partly offset by: i) a higher electricity emission (+6.5%); ii) lower energy purchase costs at the supply activity; and iii) lower negative CTCs (€2.8 million in 2003 versus €24.7 million in 2002). Sales from the generation activity also include the “tariff deficit” for 2000 to 2002, which is being received through tariffs until 2010 (€9.2 million in 2003). The increase in operating costs versus 2002 is due to: i) the start of Castejón CCGT’s operations in October 2002 (+€4.9 million in operating costs); and ii) the lower capitalised expenses during 2003 following the conclusion of Castejón CCGT in September 2002 (+€3.0 million in operating costs).

Electricity Distribution: The EBITDA of the electricity distribution activity increased 23.2% as a result of: i) an increase in the transmission and distribution regulated revenues (as explained in the previous page) with an impact of €5.8 million in this activity’s gross profit; and ii) a €7.0 million reduction in supplies and services due to lower network implementation costs in 2003 (associated with the 2002 grid expansion outside Asturias).

Gas: The full consolidation of Naturcorp, as from August 2003, had an important impact on the gas activity’s results. Naturcorp contributed an extra €173.4 million to revenues, €51.8 million to the gross profit and €35.9 million to consolidated EBITDA of Hidrocantábrico. (See appendix I for the line by line impact on HC’s accounts and Naturcorp’s full 2003)

Special Regime: The 2003 net emission of Hidrocantábrico’s special regime generators increased 47% to 233 GWh. The start of the operations of P.E. Cantábrico (65 MW) and P.E. Arlanzón (only 25 MW of the total 34 MW) wind farms in the second half of 2002 contributed an extra 36 GWh in net emission. This contribution partly explains the 50% rise at the EBITDA level versus 2002.  It is important to note that HC’s subsidiary for the special regime activity, Sinae, has refocused its activity in 2003 as a special regime generator, leaving areas such as consulting, engineering and building of renewable energy projects.

(1) Gas supplied by HC Energia is included in “Generation & Supply” Unit. As from January 2004 will be included in the “Gas” Unit.

Capex (€ m)	2003	2002	Δ%

Generation	21.2	66.5	-68.1%
Electricity Distribution	47.0	68.5	-31.5%
Electricity Supply	5.2	2.2	134.5%
Gas	30.0	22.7	32.5%
Special Regime	78.3	43.1	81.5%
Other	10.8	2.0	431.7%

Operating Investment	192.5	205.1	-6.2%

Recurring investment	111.3	82.6	34.6%
Non-recurring investment	81.2	122.5	-33.7%

(-) Subsidies	14.9	10.5	41.7%

Capex	177.6	194.6	-8.7%

Financial Results (€ m)	2003	2002	Δ%

Interest receivable / (payable)	(84.4)	(81.8)	-3.2%
Gains / (losses) in group & assoc. comp.	2.0	(0.6)	—
Goodwill amortization	(70.0)	(61.5)	-13.8%
Other gains / (losses)	(3.7)	(1.0)	-277.8%

Financial Results	(156.0)	(144.8)	-7.7%

Goodwill Amortization (€ m)	2003	2002	Δ%

Merger Goodwill	46.5	46.3	0.5%
Naturcorp	8.9	—	—
Gas Asturias	9.8	9.8	0.0%
REE	1.9	3.2	-40.8%
Other	2.8	2.2	29.5%

Total	70.0	61.5	13.8%

Extraordinary Results (€ m)	2003	2002	Δ%
Fixed assets gains / (losses)	(0.2)	(5.2)	95.9%
Prior year adjustment	(11.0)	(7.4)	-48.8%
Depreciation of subs. & concessions	2.7	2.2	23.4%
Other gains / (losses) (1)	10.1	(23.9)	—

Extraordinary Results	1.7	(34.3)	—

Total capex decreased 8.7% compared to 2002, explained by lower investments in the Generation and Electricity Distribution activities. Investment in Special Regime had a strong increase in the period with the construction of P.E. del Cantábrico (65 MW) and P.E. Arlanzón (34 MW) wind farms. It is expected that P.E. Arlanzón wind farm will be fully operational during the 1H2004 and P.E. Albacete (124 MW) in the 4Q2004. Investments in the generation activity dropped due to the conclusion of Castejón CCGT in September 2002. As for the electricity distribution activity, lower investment was made in expanding outside Asturias (€9.4 million in 2003 versus €21.9 million in 2002). In the gas activity, Naturcorp invested €12.2 million since August 2003.

Hidrocantábrico’s financial charges increased 7.7% mainly due to the amortisation of Naturcorp’s acquisition goodwill, which amounted to €8.9 million from August to December 2003.

It is important to highlight that Naturcorp’s acquisition goodwill amounted to €428 million (after the merger process). This process, which was reflected in Naturcorp’s accounts on the 1st of January of 2003, consisted of the merger between Naturcorp Multiservicios, Gas de Asturias, Gas Figueres, Gas de Euskadi, Donostigas and Naturcorp I (acquisition vehicle). During this process, the minority shareholder of Gas de Euskadi swapped its stake (20.5%) for 8.4% of Naturcorp at the original value. Hidrocantábrico’s stake in Naturcorp was consequently diluted from the initial 62% to 56.8%. Overall, Hicrocantábrico paid €251 million in cash and swapped its 100% participation in Gas de Asturias and subsidiaries valued at €322 million.

As for the tax efficiencies on the goodwill amortisation, it is important to note that in the Basque Country goodwill is accepted as a fiscal cost, being amortised in 10 years, and the tax rate is 32.5% (however in Hidrocantábrico’s accounts the amortisation is adjusted for 20 years).

(1) In 2002 it was accounted a generic provision of €21.7 million.

Income Statement (€ m)	2003	2002	Δ%

Revenues	1,656.4	1,436.2	15.3%

Direct Costs	1,125.1	964.3	16.7%

Gross Profit	531.2	471.9	12.6%
Gross Profit/Revenues	32.1%	32.9%	-0.8	p.p.

Supplies and services	83.4	71.2	17.2%
Personnel costs	92.8	77.0	20.5%
Other operating costs (or revenues)	6.5	0.1	—
Own work capitalised	(10.0)	(13.0)	23.2%
Operating Costs	172.7	135.2	27.7%

EBITDA	358.5	336.7	6.5%
EBITDA/Revenues	21.6%	23.4%	-1.8	p.p.

Depreciation	150.3	128.7	16.8%
Provision	2.7	6.2	-56.2%

EBIT	205.6	201.8	1.9%
EBIT/Revenues	12.4%	14.1%	-1.6	p.p.

Financial income and gains	16.4	14.9	10.1%
Financial expenses and losses	172.4	159.7	7.9%
Financial Results	(156.0)	(144.8)	-7.7%

Extraordinary income and gains	22.4	6.6	241.8%
Extraordinary expenses and losses	20.8	40.9	-49.2%
Extraordinary Results	1.7	(34.3)	—

Income Before Taxes	51.3	22.7	125.9%

Income taxes	7.2	10.3	-29.4%
Minority interests	13.0	(2.1)	—

Net Profit	31.0	14.6	112.7%

Number of employees	2003	2002	Δ%
Number of employees	1,569	1,357	15.6%

Consolidated EBITDA in 2003 was affected by:

i) the inclusion of five months of Naturcorp contributing within €35.9;

ii) the decline in generation revenues due lower pool prices;

iii) the increase in operating costs as a result of the consolidation of Naturcorp and the start of Castejón CCGT’s operations in October 2002;

iv) lower capitalised expenses in the period with the conclusion of the construction of Castejón CCGT.

Pursuant to IAS rules, the tax benefit (€25 million) granted by the Navarre Autonomous Region on the investment made in Castejón CCGT, which Hidrocantábrico accounted in the 1Q2003 was reversed in the 4Q2003. This tax benefit will be accounted during the Castejón CCGT plant’s useful life (25 years) instead. The abnormal effective tax rate for 2003, is explained by the tax efficiencies in Naturcorp’s acquisition goodwill.

It is important to note that the net contribution of the acquisition of Naturcorp to Hidrocantábrico’s 2003 Net Profit was €11.4 million (see appendix I).

Note: Hidrocantábrico was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Brazil - Distribution

	Bandeirante			Escelsa			Enersul
Energy Sales & Gross Profit	2003	2002	Δ%	2003	2002	Δ%	2003	2002	Δ%

Energy Sales (GWh)

Electricity Purchases & Self Generation	11,236	13,872	-19.0%	7,237	8,306	-12.9%	3,449	3,704	-6.9%

Electricity delivered to distribution	12,390	11,807	4.9%	8,185	7,336	11.6%	3,391	3,270	3.7%
Distribution losses	(1,009)	(889)	13.5%	(997)	(838)	19.0%	(533)	(515)	3.5%
Residential	2,132	2,115	0.8%	1,195	1,134	5.5%	872	862	1.1%
Industrial	5,227	5,991	-12.8%	2,745	3,290	-16.6%	654	671	-2.5%
Commercial	1,180	1,130	4.5%	754	839	-10.2%	547	527	3.7%
Other	1,004	929	8.1%	1,206	1,102	9.4%	743	693	7.1%
Electricity sales to customers	9,543	10,165	-6.1%	5,900	6,365	-7.3%	2,816	2,754	2.2%
Electricity distributed to access clients	1,837	753	143.9%	1,287	134	863.7%	41	—	—
Electricity sales to MAE (wholesale market)	282	1,667	-83.1%	46	588	-92.2%	16	245	-93.7%

Gross Profit (R$ m)

Residential	599.6	461.0	30.1%	301.3	254.7	18.3%	219.7	175.4	25.3%
Industrial	734.9	694.6	5.8%	315.9	321.1	-1.6%	97.9	80.5	21.5%
Commercial	283.5	233.3	21.5%	171.0	153.4	11.4%	135.0	104.0	29.8%
Other	164.8	131.8	25.0%	165.9	128.1	29.5%	119.8	87.3	37.3%
Electricity sales to customers	1,782.8	1,520.7	17.2%	954.0	857.4	11.3%	572.4	447.2	28.0%
Electricity distributed to access clients	34.1	12.2	178.9%	39.2	13.0	200.7%	2.3	—	—
Electricity sales to MAE (wholesale market)	9.6	111.3	-91.3%	0.4	36.2	-98.9%	0.2	9.6	-97.6%
Other Revenues (1)	(152.2)	(109.8)	-38.6%	(49.9)	(69.4)	28.1%	(11.4)	(32.2)	64.7%
Total Revenues	1,674.4	1,534.4	9.1%	943.7	837.2	12.7%	563.6	424.6	32.7%
(-) Direct activity costs	1,235.7	1,152.3	7.2%	580.2	550.8	5.3%	288.3	241.9	19.2%
Gross Profit	438.7	382.1	14.8%	363.5	286.5	26.9%	275.3	182.7	50.7%

Average Tariff to customers (R$/MWh)	186.8	149.6	24.9%	161.7	134.7	20.0%	203.3	162.4	25.2%

Total electricity distributed by EDP’s subsidiaries in the Brazilian market increased 6.2%, reflecting the steady recovery in 2003’s consumption following the rationing programme and economic slowdown in 2001 and 2002. Regarding total electricity sales to customers, the switch of some industrial clients to the free market explains the 5.3% decline. This decline was mostly felt in Bandeirante and Escelsa, which have a higher weight of electricity distributed to industrial clients in their segment mix. Nevertheless, the clients that have switched to the free market continue to pay for the use of the distribution grid.

Regarding electricity sales to customers and gross profit, the three Brazilian distribution subsidiaries had a remarkable performance. This is explained by the pick-up in consumption and the tariff revisions and tariff adjustments of each distribution company during 2003:

•  Bandeirante – a 14.68% average increase in October 22nd 2003’s tariff revision, plus 3.40% (which is already being accrued) to be recovered between 2004 and 2006 in the annual tariff adjustments;

•  Escelsa – a 17.30% average increase on the 6th of August 2003. This is a yearly tariff adjustment;

•  Enersul – a 32.59% average increase in April 8th 2003’s tariff revision, plus 9.67% to be recovered during the next four years (which is already being accrued).

(1) Includes the Regulatory Tariff Repositions, Taxes over Revenues, Non-Invoiced Electricity and other revenues

Brazil

P&L (Statutory Accounts)	Bandeirante				Escelsa				Enersul				Generation & Trading (1)
R$ million	2003	2002	Δ%		2003	2002	Δ%		2003	2002	Δ%		2003	2002	Δ%

Revenues	1,674.4	1,534.4	9.1%		943.7	837.2	12.7%		563.6	424.6	32.7%		231.7	112.2	106.5%
Direct Activity Costs	1,235.7	1,152.3	7.2%		580.2	550.8	5.3%		288.3	241.9	19.2%		95.3	70.9	34.4%
Gross Profit	438.7	382.1	14.8%		363.5	286.5	26.9%		275.3	182.7	50.7%		136.4	41.3	230.2%
Gross Profit/Revenues	26.2%	24.9%	1.3	p.p.	38.5%	34.2%	4.3	p.p.	48.9%	43.0%	5.8	p.p.	58.9%	36.8%	22.1	p.p.

Sundry materials & goods for resale	7.0	7.5	-6.6%		8.6	6.8	26.1%		11.7	9.4	24.4%		7.9	0.0	—
Supplies and services	75.2	77.1	-2.4%		43.0	50.1	-14.1%		35.7	32.9	8.4%		61.1	13.6	—
Personnel costs	92.3	87.8	5.1%		71.0	63.1	12.5%		53.3	48.2	10.6%		4.6	3.1	47.3%
Other operating costs (or revenues)	9.5	10.9	-13.0%		35.8	(1.7)	—		16.2	2.2	—		2.9	(4.6)	—
Operating Costs	184.1	183.3	0.4%		158.4	118.3	33.9%		116.8	92.7	26.0%		76.5	12.1	530.7%

EBITDA	254.7	198.7	28.1%		205.1	168.2	21.9%		158.5	90.0	76.1%		59.9	29.2	105.3%
EBITDA/Revenues	15.2%	13.0%	2.3	p.p.	21.7%	20.1%	1.6	p.p.	28.1%	21.2%	6.9	p.p.	25.9%	26.0%	-0.2	p.p.

Depreciation	72.8	71.3	2.2%		59.1	57.1	3.6%		54.6	53.6	1.9%		15.0	13.8	8.6%
Provision	5.6	—	—		17.9	16.2	10.8%		14.7	12.2	19.9%		—	—	—

EBIT	176.2	127.5	38.3%		128.1	95.0	34.9%		89.2	24.2	268.6%		44.9	15.4	191.7%

Capex	136.3	94.3	44.4%		64.5	60.2	7.2%		56.0	93.4	-40.0%		203.0	327.4	-38.0%

Financial Debt (Non-Group + Group)	790.6	865.4	-8.6%		1,650.1	2,011.7	-18.0%		587.5	577.2	1.8%		219.8	334.0	-34.2%

# employees	1,261	1,345	-6.2%		1,309	1,357	-3.5%		944	930	1.5%		181	178	1.7%

Bandeirante: The good performance at Bandeirante’s gross profit level, on the back of the October’s tariff revision, and a 4.2% increase in consumption along with stable operating costs, led to a 28% increase in EBITDA. Regarding personnel costs, the 5.1% increase versus 2002 is due to a 9% salary increase in June 2003.

Escelsa: The company was able to increase EBITDA 21.9% vis-à-vis 2002, despite the 33.9% rise in operating costs. This performance is due to the average tariff increase in 2003 and a 10.6% increase in consumption. Regarding operating costs, the increase is a result of the annual salary adjustment in August of approximately 10%, and the costs incurred with energy conservation programmes and compulsory contributions to the Energy Development Account (accounted in other costs or revenues).

Enersul: The strong increase of 76.1% at the EBITDA is largely explained by the tariff revision of 32.59% (plus 9.67%) occurred last April and a 3.7% increase in consumption. This tariff revision allowed a more adequate return on investments, besides reflecting the cost evolution of the company. The 26% increase in operating costs is explained by the annual salary adjustment in August of approximately 12%, higher expenses related to customer services and compulsory contributions to the Energy Development Account.

Generation & Trading: The generation activity in Brazil was able to increase its net emission from 910 GWh to 1,386 GWh (considering 100% of Fafen and 27.37% of UHE Lajeado’s net emission). It is important to note that Fafen cogeneration started first phase operations in August of 2002 and the Lajeado hydro power plant started operating fully in November 2002.  The trading and supply activity was able to sell 2,736 GWh of which 1,920 GWh were sold to direct clients (+43% vis-à-vis 2002).The remainder is sold to Bandeirante, Escelsa, Enersul and Cerj. The increase of more than 50% of the electricity generated and a better performance at the trading/supply activity contributed to the improvement at EBITDA level.

(1) This section includes the power stations Lajeado and Fafen, and the trading/supply company Enertrade.

Capex (R$ million)	2003	2002	Δ%

Recurring	164.9	164.1	0.5%
Non-Recurring	91.8	83.8	9.5%
Distribution	256.7	247.9	3.6%

Investco - Lajeado (27.65%)	20.2	67.4	-70.0%
Fafen	109.7	100.6	9.1%
Peixe Angical	70.3	154.1	-54.4%
Other	2.8	5.4	-48.8%
Generation & Trading	203.0	327.4	-38.0%

EDP Brasil S.A.	1.4	1.0	48.5%

Total Capex	461.1	576.3	-20.0%

Financial Debt (R$ million)	2003	2002	Δ%

Local Currency	486.1	431.3	12.7%
Dollar Denominated Debt	42.6	51.9	-17.9%
Bandeirante	528.7	483.2	9.4%
Local Currency	417.0	445.8	-6.5%
Dollar Denominated Debt	1,274.4	1,645.3	-22.5%
Escelsa (including Magistra)	1,691.4	2,091.1	-19.1%
Local Currency	303.3	311.8	-2.7%
Dollar Denominated Debt	148.0	199.4	-25.8%
Enersul	451.3	511.2	-11.7%
Distribution	2,671.4	3,085.6	-13.4%

Investco - Lajeado (27.65%)	219.8	215.4	2.0%
Fafen	—	115.5	—
Other	—	3.2	—
Generation & Trading	219.8	334.0	-34.2%

EDP Brasil S.A.	148.0	32.0	362.0%

Total Financial Debt	3,039.2	3,451.6	-11.9%

Asset to Recover (Rationing and Parcela A)	626.2	614.2	2.0%

Financial Results (R$ million)	2003	2002	Δ%

Net Financial Interest paid	(428.6)	(313.8)	-36.6%
Net foreign exchange differences	192.3	(506.8)	—
Selic on rationing losses and ‘Parcela A’	173.9	120.0	44.9%
Other	(16.6)	(114.1)	85.5%

Financial Results	(79.0)	(814.7)	90.3%

Total capital expenditure in Brazil dropped 20% in comparison with 2002, explained by lower investments in the Generation activity.

The drop in investments in the generation activity was mostly felt in the Lajeado and Peixe Angical hydro power plants. Lajeado (902.5 MW) started operating fully in November 2002 with the conclusion of the last generation group. While Peixe Angical’s (450 MW) construction was put on hold from 2002 until October 2003, only resuming its construction after the agreement reached between EDP and Furnas (an Eletrobrás subsidiary). Through this agreement EDP will hold a 59% stake in Peixe Angical, Furnas 40% and Grupo Rede 1%. At the same time, an agreement was made with BNDES for the financing of R$670 million. The total operating investment is estimated to be around R$1,400 million. EDP has already equity invested around R$200 million and will equity invest a further R$200 million until 2006. Regarding Fafen cogeneration, the 2003 investment is related to the capacity increase from 54 MW to 133 MW, which should be concluded in the 1H2004.

As for the distribution activity, Bandeirante increased its investment due to the modernisation of the distribution grid in order to reduce maintenance costs and improve quality of service. While Enersul’s drop in investment follows 2002’s investment in a gas turbine at the Campo Grande thermoelectric plant, which EDP already decided to divest after gaining control of the company in October 2002.

Financial Debt decreased R$412.4 million mostly explained by the effect of the appreciation of the Real against the US Dollar (22% in 2003). This effect had a positive impact on financial results, which improved R$735.7 million. The increase in interest charges is mainly due to the increase of the Brazilian benchmark interest rate during 2003(declining only at the end of the year). The Selic rate increase from an average of 19.1% in 2002 to 23.29% in 2003 (26.35% in March). During the 2H2003 the Selic rate declined to 16.3% at December 2003.

	R$ million				€ million
Income Statement	2003	2002 (1)	Δ%		2003	2002 (1)	Δ%
Revenues	3,362.9	2,847.8	18.1%		972.2	989.8	-1.8%
Direct Activity Costs	2,148.9	1,946.5	10.4%		621.2	676.6	-8.2%
Gross Profit	1,214.0	901.2	34.7%		351.0	313.3	12.0%
Gross Profit/Revenues	36.1%	31.6%	4.5	p.p.	36.1%	31.6%	4.5	p.p.

Sundry materials & goods for resale	35.3	23.7	48.5%		10.2	8.3	23.5%
Supplies and services	227.6	159.0	43.1%		65.8	55.3	19.1%
Personnel costs	239.0	217.3	10.0%		69.1	75.5	-8.5%
Other operating costs (or revenues)	66.3	34.5	92.4%		19.2	12.0	60.0%
Operating Costs	568.2	434.6	30.7%		164.3	151.0	8.7%

EBITDA	645.9	466.7	38.4%		186.7	162.2	15.1%
EBITDA/Revenues	19.2%	16.4%	2.8	p.p.	19.2%	16.4%	2.8	p.p.

Depreciation	201.9	194.5	3.8%		58.4	67.6	-13.6%
Provision	38.2	32.4	18.0%		11.0	11.3	-1.9%

EBIT	405.7	239.8	69.2%		117.3	83.4	40.7%
EBIT/Revenues	12.1%	8.4%	3.6	p.p.	12.1%	8.4%	3.6	p.p.

Financial Results	(79.0)	(814.7)	90.3%		(22.9)	(283.2)	91.9%
Extraordinary Results	(166.4)	(107.4)	-55.0%		(48.1)	(37.3)	-28.9%

Income Before Taxes	160.3	(682.3)	—		46.3	(237.2)	—

Income taxes	140.3	(86.1)	—		40.6	(29.9)	—
Minority Interests	78.1	(297.3)	—		22.6	(103.4)	—

Net Profit	(58.2)	(298.9)	80.5%		(16.8)	(103.9)	83.8%

Brazilian operations had a remarkable performance at the EBITDA level on the back of the tariff revisions and tariff adjustments at the Brazilian distribution companies, which allowed a more adequate return of the invested capital. However, such performance was not felt at the Net Profit level due to extraordinary provisions (approximately R$230 million) related to the possible drop in tariffs foreseen in the Lajeado and Fafen industrial projects. On the extraordinary gains side, Escelsa was able to revert a R$75 million provision related to the potential drop in market value of its dollar denominated assets. Excluding this effect (which is not tax deductible), Net Profit would have been positive in R$170 million.

The 30.7% increase in operating costs, is due to: i) the rise in personnel costs following annual salary adjustments; ii) increase in supplies and services due to the full operations of Lajeado since November 2002 and the complete year of Fafen’s first phase; and iii) by compulsory contributions for the Energy Development Account, which had an impact of R$28.0 million on the “other operating costs (or revenues)” line. Nevertheless, this compulsory contribution is a pass-through to final tariffs.

In Euro terms, the increase in EBITDA was lower due to the depreciation of the Real since the 2H2002, whose recovery was not felt in 2003 due to the strong appreciation of the Euro against both the Real and the US Dollar. Average BRL/€ in 2002 was 2.88 against 3.46 in 2003, representing a 17% fall in average terms of the Real.

(1) Pro-Forma accounts, considering the full year of Escelsa and Enersul. In 2002 Escelsa and Enersul were fully consolidated in EDP as from the 1st of October.

Telecoms - ONI Group

Operating Revenues (€ m)	2003	2002	Δ%

Voice telecom. services	230.9	160.0	44.3%
Data & Internet telecom. services	80.9	84.0	-3.7%
Other telecom. services	25.1	29.8	-15.6%
Revenues from telecom. services	337.0	273.8	23.0%
Equipment sales	4.6	23.7	-80.5%
Revenues from equipment sales	4.6	23.7	-80.5%

Operating revenues	341.6	297.5	14.8%

Direct Activity Costs (€ m)	2003	2002	Δ%

Cost of telecommunications services	183.2	142.5	28.5%
Cost of equipment sales	4.0	14.9	-73.0%
Direct activity costs	187.2	157.4	18.9%

Gross Profit (€ m)	2003	2002	Δ%

Gross profit on telecom. services	153.8	131.3	17.1%
Gross profit on equipment sales	0.6	8.8	-93.1%
Gross Profit	154.4	140.1	10.2%

Operating Revenues generated at the fixed line operator increased 14.8% year-on-year to €341.6 million in 2003, on the back of a 44.3% growth in proceeds from voice telecommunication services.

By the end of 2003, voice traffic operated by ONI totalled 2,638.6 million minutes, of which 404.4 million were related to OLA Internet’s activity (corporate segment). The number of equivalent client lines (CLIs) totalled 648.575 (OLA Internet: 81.978), up 28.1% year-on-year. Voice services, which accounted for 67.6% of total revenues, benefited from:(i) OLA Internet consolidation from January 2003, which contributed with an additional €36.9 million in 2003; (ii) a 26.3%growth in Comunitel’s proceeds from voice services and (iii) a 14.5% growth at ONI Portugal’s revenues from this activity.

The number of registered Internet accounts increased 19.1% to 436.471, while ISP traffic decreased 10.9% to 667.3 million minutes, as ONI encouraged clients to transfer from dial-up to xDSL access (always on). Proceeds from data services totalled €80.9 million in 2003 (23.7% of total revenues), down 3.7% year-on-year mostly due to a 52% decrease in proceeds from capacity rental at ONI Spain.

Despite a 10% drop in interconnection costs at ONI Portugal (May 2002) and ONI’s extensive use of its own access network, gross margin from telecommunication services fell from 47.9% to 45.6%, due to a lower contribution from rented capacity (termination of some contracts within the Operators’ segment), which presents higher margins.

Important Notes: Germinus was consolidated through the Equity Method in ONI’s 2003 Financial Statements (€ 3.0million loss) as it is in the process of being sold.

In view of the shut down of UMTS operations and for analysis purposes, ONI Way was consolidated through the Equity Method in ONI’s 2003 Financial Statements ( € 7.0 million loss).

Oni Spain’s operating data for 2003 includes the contribution from OLA Internet (acquired in 2003).

Telecoms - Fixed Line (Portugal & Spain)

Operating Income Statement (€ m)	ONI PT	ONI Spain	ONI Group

Revenues from telecommunic. services	165.5	171.4	337.0
Revenues from equipment sales	3.7	1.0	4.6
Operating revenues	169.2	172.4	341.6

Cost of telecommunications services	75.0	108.1	183.2
Cost of equipment sales	3.0	1.0	4.0
Direct activity costs	78.1	109.1	187.2

Gross Profit	91.1	63.3	154.4
Gross Profit/Revenues	53.9%	36.7%	45.2%

Supplies and services	55.4	33.6	89.9
Personnel costs	32.3	22.9	57.3
Other operating costs (or revenues)	(1.0)	0.4	(1.8)
Own work capitalised	—	—	—
Operating costs	86.8	56.9	145.5

EBITDA	4.4	6.4	8.9
EBITDA/Revenues	2.6%	3.7%	2.6%

Balance Sheet (€ m)	ONI PT	ONI Spain	ONI Group

Intangible Assets	132.8	107.1	283.6
Fixed Assets	174.0	52.7	230.0
Other Assets	164.7	71.8	319.9
Total Assets	471.5	231.5	833.5

Financial debt	202.6	50.8	682.9
Provisions	1.3	6.5	37.2
Other Liabilities	198.2	165.3	246.1
Total Liabilities	402.0	222.6	966.2

Minority interests	0.1	0.0	0.1
Shareholders’ equity	69.3	8.9	(132.8)

Total liab. & shareholders’ equity	471.5	231.5	833.5

Number of Employees	2003	2002	Δ%

Fixed Line Portugal	591	732	-19.3%
Fixed Line Spain	589	594	-0.8%
Comunitel	340	381	-10.8%
Germinus	43	213	—
OLA Internet	206	—	—
Total	1,180	1,326	-11.0%

ONI Portugal - By the end of 2003, operating revenues increased 1.5% year-on-year. This evolution is the result of: (i) a 6.1% increase in revenues from telecommunication services, which was mostly offset by (ii) a decrease in revenues from equipment sales, since 2002 benefited from the completion of a major contract for equipment supply.

Data and internet services, which represent 81.2% of ONI Group’s revenues from this activity decreased 0.7%: (i) revenues from internet services increased 16% on the basis of an increase in both the average price per minute (+15%) and xDSL access, but this positive evolution was more than offset by (ii) a 5% decrease in revenues from data services, due to a decrease in both rented capacity and the average price of bandwidth.

ONI Spain - Operating revenues increased 31.8% year-on-year, up to €172.4 million. Voice services, which accounted for 66.1% of ONI Group’s total revenues from this activity, rose 66.6% mostly due to: (i) OLA Internet’s consolidation (€36.9 million) and (ii) a 41.1% growth in voice traffic commuted by Comunitel (mostly achieved at the Operators’ segment).

Data and Internet services, which totalled €15.2 million in 2003, fell by 14.9% year-on-year, as a result of two opposite effects: (i) a 43% rise in proceeds from Internet services due to increased xDSL access, which was more than offset by (ii) a 52% decrease in rented capacity (data services) due to the termination of some contracts within the Operators’ segment.

Telecoms - ONI Group

Operating Income Statement (€ m)	2003	2002	Δ%

Revenues from telecommunications service	337.0	273.8	23.0%
Revenues from equipment sales	4.6	23.7	-80.5%
Operating revenues	341.6	297.5	14.8%

Direct activity costs	187.2	157.4	18.9%

Gross Profit	154.4	140.1	10.2%
Gross Profit/Revenues	45.2%	47.1%	-1.9	p.p.

Supplies and services - Group	0.8	1.0	-24.5%
Supplies and services - Non-Group	89.2	121.8	-26.8%
Personnel Costs	57.3	69.8	-17.9%
Other operating costs (or revenues)	(1.8)	(6.8)	74.2%
Own work capitalised	—	(0.5)	—
Operating costs	145.5	185.3	-21.5%

EBITDA	8.9	(45.1)	—
EBITDA/Revenues	2.6%	(15.2)%	17.8	p.p.

Depreciation and amortisation	68.6	63.5	8.1%
Provisions	4.3	7.9	-46.0%

EBIT	(64.0)	(116.5)	45.1%
EBIT/Revenues	(18.7)%	(39.2)%	20.4	p.p.

The cost-cutting program implemented by ONI continues to bear fruit as total operating costs at the ONI group decreased by 21.5% year-on-year. ONI Group’s good performance enabled the company to achieve EBITDA break-even in 2003 with €8.9 million.

Most of the decrease in supplies and services was achieved at ONI Portugal (down 34.1% year-on-year to €55.4 million). The major savings were in advertising costs (down 60%), specialised works (namely IT and O&M expenditures – down 25%) and fixed network costs (down 22%).

Investment (€ m)	2003	2002	Δ%

Fixed line Portugal	15.2	53.2	-71.4%
Recurrent	3.2	4.4	-26.8%
Non-recurring	12.0	48.8	-75.4%
Fixed line Spain (1)	30.9	87.6	-64.7%
Recurring	8.2	5.0	—
Non-recurring	22.8	82.6	-72.4%
Total operating investment	46.2	140.8	-67.2%

The 17.9% decrease in personnel costs reflects: (i) the reduction in the number of employees at ONI Portugal and ONI Spain (see previous page) and (ii) Germinus Equity consolidation.

The 8.1% increase in depreciation and amortisation is mostly due to: (i) ONI Spain’s recent investments made in the acquisition of cable access rights (IRU - Indefeasible Rights of Use), which are accounted for as “intangible assets” and last year’s strong investment at ONI Portugal regarding the expansion of the network and acquisition of direct access infrastructures.

Operating Investment totalled €46.2 million in 2003, down 67.2% year-on-year. Investment at ONI Portugal fell 71.4% as the expansion of the network in the fixed line business and direct access infrastructure was done in 2002. Investment at ONI Spain decreased by 64.7% because investment in 2002 includes €52.1 million related to the acquisition of IRU’s, vs. €7.9 million in 2003. Investments at ONI Spain for 2003 also include €7.5 million related to the acquisition of direct access equipment (recurring).

(1) Includes OLA Internet

Information Technology

Operating Income Statement (€ m)	2003	2002	Δ%

Sales	27.0	35.5	-23.9%
Services Provided	159.4	188.5	-15.4%
Operating Revenues	186.5	224.0	-16.8%

Sundry materials and goods for resale	24.5	31.6	-22.7%
Supplies and services - Group	13.6	17.2	-21.1%
Supplies and services - Non-group	56.6	57.9	-2.3%
Personnel Costs	66.4	75.5	-12.0%
Other operating costs (or revenues)	(0.3)	(0.9)	65.9%
Own work capitalised	(8.4)	(12.6)	33.5%
Operating Costs	152.4	168.7	-9.7%

EBITDA	34.1	55.3	-38.3%
EBITDA/Operating Revenues	18.3%	24.7%	-6.4	p.p.

Depreciation and amortisation	24.3	18.9	28.4%
Provisions	0.5	0.8	-35.0%

EBIT	9.3	35.6	-73.9%
EBIT/Operating Revenues	5.0%	15.9%	-10.9	p.p.

Number of employees	2003	2002	Δ%

Number of Employees	1,615.0	1,713	-5.7%

Operating Investment (€ m)	2003	2002	Δ%

Operating Investment	55.4	41.8	32.5%

Operating Revenues at Edinfor totalled €186.5 million, down 16.8% year-on-year, mostly due to: (i) the economic slowdown of the Portuguese economy and (ii) the already mentioned reallocation to EDP Distribuição of assets related to an IT system that implied a fall in services invoiced by Edinfor to EDP Distribuição. In 2003, sales and services provided to non-EDP Group companies accounted for 40,6% of Edinfor’s operating revenues.

The decrease in supplies and services is the result of both the economic slowdown and the above-mentioned transfer of assets to EDP Distribuição. Personnel costs benefited from: (i) a reduction of 98 employees (ii) successful wage negotiations and (iii) the on-going restructuring process.

The company’s efforts in reducing operating costs (down 9.7% year-on-year), were not enough to compensate for the 16.8% decrease in operating revenues, which reflected in a 38.3% drop of EBITDA, while the EBITDA margin fell 6.4 p.p. to 18.3% in 2003.

The amortisation of assets related to an IT project ISU/Communications that had been accounted for as “work in progress” and was now transferred to “fixed assets”, resulted in a 28.4% increase in depreciation and amortisation. All together, EBIT dropped 73.9% to €9.3 million in 2003.

Edinfor’s Operating Investment increased 32.5% year-on-year due to a €22 million leasing contract that was signed in 2003 for the acquisition of equipment for the data processing centre.

Consolidated Financial Results and Pro-forma Analysis

Financial Results (€ m)	2002 Real +	40% HC Jan-May	-	Equity HC Jan-May	+	Esce.&Ener. Jan-Sep	-	Equity IVEN Jan-Sep	-	Escelsa Bonds Effect	=	2002 Pro-Forma

Income from group&associated companies	(78.7)	0.6		7.9		0.4		(102.9)				17.3
Investment income	40.0	0.0										40.0
Goodwill amortisation	(66.4)	(12.7)										(79.0)
Financial Investments Gains/(Losses)	(105.1)	(12.0)		7.9		0.4		(102.9)		0.0		(21.7)
Net Interest paid	(201.3)	(9.7)				(70.8)				89.8		(371.5)
Net foreign exchange differences	67.4	0.2				(175.4)				56.4		(164.1)
Selic on rationing losses and ‘Parcela A’	24.0					19.7						43.8
Other	(8.0)	0.1				(46.4)						(54.3)
Financing Gains/(Losses)	(117.8)	(9.4)		0.0		(272.9)		0.0		146.2		(546.2)

Financial results	(222.8)	(21.4)		7.9		(272.5)		(102.9)		146.2		(567.9)

Financial Results (€ m)	2003 Real	-	Escelsa Bonds Effect	-	Equity Electra	=	2003 Pro-Forma

Income from group&associated companies	33.2	(8.8)	41.9
Investment income	36.7	36.7
Goodwill amortisation	(92.4)	(92.4)
Financial Investments Gains/(Losses)	(22.5)	0.0	(8.8)	(13.8)
Net Interest paid	(334.4)	28.9	(363.3)
Net foreign exchange differences	(10.7)	(65.0)	54.3
Selic on rationing losses and ‘Parcela A’	50.3	50.3
Other	(41.6)	(41.6)
Financing Gains/(Losses)	(336.5)	(36.1)	0.0	(300.4)

Financial results	(359.0)	(36.1)	(8.8)	(314.2)

EDP’s consolidation method and perimeter both changed: (i) Escelsa and Enersul, previously consolidated by the equity method, were fully consolidated as from September 2002; (ii) Hidrocantábrico, which was equity consolidated for the first five months of 2002, was 40% consolidated as from June 2002; (iii) EDP S.A. purchased in 2002 approximately 83% of Escelsa bonds issue and (iv) Electra’s accumulated loss was for the first time equity consolidated in EDP’s 2003 accounts.

In order to better understand EDP’s Financial Results, we present a Pro forma for both 2002 and 2003, in which: (i) in 2002, we 40% consolidate Hidrocantábrico and fully consolidate Escelsa and Enersul; (ii) we revert, in both years, the effects on the P&L of the purchase of Escelsa bonds and (iii) in 2003, we remove the effect of the first time consolidation of Electra.

Real

Financial Results (€ m)	2003	2002	Δ%

Income from group&associated companies	33.2	(78.7)	—
Investment income	36.7	40.0	-8.2%
Goodwill amortisation	(92.4)	(66.4)	39.2%
Financial Investments Gains/(Losses)	(22.5)	(105.1)	-78.6%
Net Interest paid	(334.4)	(201.3)	66.2%
Net foreign exchange differences	(10.7)	67.4	—
Selic on rationing losses and ‘Parcela A’	50.3	24.0	109.1%
Other	(41.6)	(8.0)	—
Financing Gains/(Losses)	(336.5)	(117.8)	185.7%

Financial results	(359.0)	(222.8)	61.1%

Pro-Forma

Financial Results (€ m)	2003	2002	Δ%

Income from group&associated companies	41.9	17.3	141.8%
Investment income	36.7	40.0	-8.3%
Goodwill amortisation	(92.4)	(79.0)	16.9%
Financial Investments Gains/(Losses)	(13.8)	(21.7)	-36.4%
Net Interest paid	(363.3)	(371.5)	-2.2%
Net foreign exchange differences	54.3	(164.1)	—
Selic on rationing losses and ‘Parcela A’	50.3	43.8	14.9%
Other	(41.6)	(54.3)	-23.3%
Financing Gains/(Losses)	(300.4)	(546.2)	-45.0%

Financial results	(314.2)	(567.9)	-44.7%

Real

Net Interest Paid (€ m)	2003	2002	Δ%
Net Interest - Debt	(383.5)	(306.6)	25.1%	(1)
Net Interest - Derivatives	57.5	28.0	105.7%
Interests Hydraulicity Account	(10.8)	(12.7)	-14.6%
Escelsa Bonds Financial Gain	—	89.8	—	(2)
Other Interests	2.4	0.2	—
Total	(334.4)	(201.3)	66.2%

Income from Equity Method (€ m)	2003	2002	Δ%
REN (30%)	28.0	19.4	44.6%
Escelsa (54.74%) (1)	—	(102.9)	—	(3)
HidroCantábrico (19% x 50%) (2)	—	7.9	—	(3)
CEM (22%)	10.6	7.9	33.6%
Electra (30.6%)	(8.8)	—	—	(3)
Other	3.3	(11.0)	—
Total	33.2	(78.7)	—

Goodwill amortisation (€ m)	2003	2002	Δ%
Hidrocantábrico	33.8	17.7	90.6%	(4)
EBE	8.9	8.4	5.0%
IVEN	21.7	18.4	17.6%
ACE Holding	4.3	4.5	-5.3%
Comunitel	16.1	8.9	80.7%
Other	7.8	8.4	-7.4%
Total	92.4	66.4	39.2%

Other Financials (€ m)	2003	2002	Δ%
Net foreign exchange differences	(10.7)	67.4	—	(5)
Selic on rationing losses and ‘Parcela A’	50.3	24.0	109.1%	(6)

Pro-Forma

Net Interest Paid (€ m)	2003	2002	Δ%
Net Interest - Debt	(412.4)	(387.0)	6.6%	(7)
Net Interest - Derivatives	57.5	28.0	105.7%	(8)
Interests Hydraulicity Account	(10.8)	(12.7)	-14.6%
Escelsa Bonds Financial Gain	—	—	—
Other Interests	2.4	0.2	—
Total	(363.3)	(371.5)	-2.2%

Income from Equity Method (€ m)	2003	2002	Δ%
REN (30%)	28.0	19.4	44.6%
Escelsa (54.74%) (1)	—	—	—
HidroCantábrico (19% x 50%) (2)	—	—	—
CEM (22%)	10.6	7.9	33.6%
Electra (30.6%)	—	—	—
Other	3.3	(10.0)	—
Total	41.9	17.3	141.8%

Goodwill amortisation (€ m)	2003	2002	Δ%
Hidrocantábrico	33.8	30.4	11.2%	(9)
EBE	8.9	8.4	5.0%
IVEN	21.7	18.4	17.6%	(10)
ACE Holding	4.3	4.5	-5.3%
Comunitel	16.1	8.9	80.7%
Other	7.8	8.4	-7.4%
Total	92.4	79.0	16.9%

Other Financials (€ m)	2003	2002	Δ%
Net foreign exchange differences	54.3	(164.1)	—	(11)
Selic on rationing losses and ‘Parcela A’	50.3	43.8	14.9%

To Pro-forma:

(1) In 2002: €70.8 million - inclusion of Escelsa and Enersul’s interest charges (Jan Sep); €9.7 million - inclusion of HC’s interest charges (Jan-May)

In 2003: €28.9 million - elimination of netting off of coupon paid by Escelsa to EDP S.A.

(2) In 2002:Elimination of financial gain from the acquisition of Escelsa bonds at a 25% discount to par

(3) In 2002: Deconsolidation of Equity contributions from IVEN and HC

In 2003: Deconsolidation of Equity contribution from Electra

(4) In 2002: Adjustment for full year HC’s goodwill amortisation

(5) In 2002: €175.4 million - inclusion of forex loss on Escelsa US$ bonds (Jan-Sep); €56.4 million - exclusion of forex gain on US$ asset at Holding level

In 2003: €65 million - exclusion of forex loss on US$ asset at Holding level

(6) In 2002: Inclusion of Escelsa and Enersul’s income from Selic on rationing losses and ‘Parcela A’(Jan-Sep)

Pro-forma Analysis:

(7) Average debt at the holding level went up as a result of the acquisition of HC and approximately 83% of Escelsa’s senior notes

(8) EDP actively manages interest rate risk on financial debt at the holding level, in order to reduce its cost of funding

(9) Reflects the acquisition of Naturcorp

(10) EDP started to amortise in 2003 the goodwill from the tender offer on IVEN. There was a subsequent fall in goodwill amortisation from the €28.1 million accounted for in 9M2003 following the revaluation of Escelsa and Enersul’s fixed assets

(11) This difference merely reflects the effect of forex swings on the US$ denominated debt at the Brazilian subsidiaries

Consolidated Extraordinary Results

Extraordinary Results (€ m)	2002 =	Write-offs(1) +	Buildings Sale to P. F.(2)	+	Sale of Redal(2)	+	Excess Provisions(3)	+	Hydrolicity correction	+	Other Extraord.

Fixed assets gains / (losses)	11.9	(41.3)	27.9		15.8						9.6
Increase/(decrease) in deprec. and provisions	(222.9)	(299.2)					58.6				17.8
Prior year adjustment (net)	(4.2)										(4.2)
Hydrological correction									0.0		0.0
Depreciation of subsidies and concessions	76.1										76.1
Bad debts	(9.1)										(9.1)
Inventory gains / (losses)	(2.3)										(2.3)
Other gains / (losses)	11.5	70.0									(58.5)

Extraordinary Results	(138.9)	(270.6)	27.9		15.8		58.6		0.0		29.3

Extraordinary Results (€ m)	2003 =	Sale of Iberdrola(4)	+	INAG/EDP Protocol(5)	+	Escelsa’s NBCEs(6)	+	Deval. of Fin. Invest.(7) +	Hydrolicity correction(8)	+	Other Extraord.

Fixed assets gains / (losses)	34.2	17.8		12.8							3.6
Increase/(decrease) in deprec. and provisions	(56.7)			29.9		21.6		(119.2)			10.9
Prior year adjustment (net)	(31.6)			(35.9)							4.3
Hydrological correction	19.3								19.3		0.0
Depreciation of subsidies and concessions	79.8										79.8
Bad debts	(15.1)										(15.1)
Inventory gains / (losses)	(1.4)										(1.4)
Other gains / (losses)	(42.9)										(42.9)

Extraordinary Results	(14.4)	17.8		6.8		21.6		(119.2)	19.3		39.2

The EDP Group’s net extraordinary loss amounted to €14.4 million, €124.5 million lower than in 2002. This variation results from a number of one-offs in each year, namely:

(1) 2002 accounts include the shutdown provision of ONI Way (€299.2 million), the sale of its tax shield to Vodafone (€70 million) and the write-off of Shopping Direct by ONI Web (€20.3 million).

(2) During 1H2002 EDP sold some office buildings to its pension fund at the price established by an independent valuation, registering a capital gain of €27.9 million and during the 2H2002 the approval of the sale of Redal by the Morrocan authorities booked an extra capital gain of €15.8 million.

(3) According to IAS, the provisions that had been created for the initial personnel restructuring plan of the company were deemed excessive and thus reduced in 2002.

(4) As of the 1stof October 2003,EDP is no longer a shareholder of Iberdrola, following the sale of its 3% stake in the company to BBVA (1.11%on the 25th of September) and to BANCAJA (the remainder 1.89% on the 30th of September and 1st of October), resulting in a €17.8 million capital gain.

(5) An agreement with the portuguese state (INAG) was reached over the joint investments in hidroelectric sites, namely Aguieira, Raiva and Alqueva. The total amounts invested in these projects were recognised and this resulted in an uplift in value on Alqueva (€12.8 million). The provision on these projects was then reversed.

(6) In 1H2003 Escelsa reverted a provision it had created to mitigate the eventual market loss on its US$ denominated assets (NBCE’s).

(7) In order to account for the possible devaluation and contingencies in Brazil and Cape Verde, EDP created an extraordinary provision specifically for: (i) the possible reduction of the tariff forseen in Fafen (€37.9 million) and Lageado (€24.3 million) industrial projects, (ii) the loss of equity at Electra (€27 million) and (iii) other contingencies (€30 million).

(8) During 2003 the Hidrologic correction account exceded its €387.5 million set limit and, as such, EDP S.A. registred an extraordinary gain of €19.3 million.

Consolidated Income Statement

Consolidated Income Statement (€ m)	2003	2002	Δ%

Electricity Sales	6,318.2	5,876.2	7.5%
Other Sales	138.2	112.0	23.4%
Services Provided	521.3	398.4	30.8%
Operating Revenues	6,977.6	6,386.6	9.3%

Electricity	3,360.3	3,005.5	11.8%
Fuel	398.0	465.5	-14.5%
Sundry materials and goods for resale	162.7	219.6	-25.9%
Supplies and services	632.6	675.1	-6.3%
Personnel costs	646.6	624.8	3.5%
Concession fees	175.6	158.2	11.0%
Other operating costs (or revenues)	10.3	(9.3)	—
Own work capitalised	(235.6)	(241.8)	2.5%
Operating costs	5,150.6	4,897.7	5.2%

EBITDA	1,827.0	1,488.9	22.7%
EBITDA/Revenues	26.2%	23.3%	2.9	p.p.

Depreciations	845.6	739.5	14.3%
Provisions	75.7	100.6	-24.8%

EBIT	905.7	648.7	39.6%
EBIT/Revenues	13.0%	10.2%	2.8	p.p.

Financial Results	(359.0)	(222.8)	-61.1%
Extraordinary Results	(14.4)	(138.9)	89.6%

Pre-tax profit	532.3	286.9	85.5%

Income Taxes	195.5	171.7	13.9%
Minorities^	(44.4)	(220.0)	79.8%
Net Profit	381.1	335.2	13.7%

^                                          Minorities were €175.7 million lower due to lower net losses at ONI and the positive contribution of the Brazilian subsidiaries EDP now fully consolidates.

Adjusted Cash Flow and Consolidated Balance Sheet

Cash Flow (€ m)	2003	2002	Δ%

Net Profit	381.1	335.2	13.7%
Depreciation	845.6	739.5	14.3%
Provisions	75.7	100.6	-24.8%

Cash-Flow	1,302.4	1,175.4	10.8%

Tariff Adjustment	73.1	70.5	3.7%
Hydrolicity Correction	71.9	(76.1)	—
Hydrolicity Account Interest	10.8	12.7	-14.6%

Adjusted Cash-Flow	1,458.3	1,182.5	23.3%

Assets (€ m)	2003	2002

Currents assets
Cash and cash equivalents	285.6	214.0
Accounts receivable - trade, net	921.5	864.6
Accounts receivable - other, net	1,028.7	833.8
Inventories	159.2	150.3
	2,395.1	2,062.7
Fixed assets
Investments, net	1,582.8	1,896.0
Fixed assets, net	11,651.6	11,204.2
Intangible assets, net	1,849.7	1,843.1

Accruals and Deferals	668.0	573.2
Deferred Tax	611.1	546.0

Total assets	18,758.2	18,125.2

Liabilities (€ m)	2003	2002

Current liabilities
Short-term debt & current portion of long-term debt	1,457.7	1,887.0
Accounts payable - trade, net	782.6	1,017.8
Accounts payable - other, net	1,061.1	351.0
	3,301.4	3,255.8
Other liabilities
Long-term debt	6,035.3	6,107.0
Provisions	819.6	806.3

Accruals and Deferals	2,085.7	1,728.4
Deferred Tax	594.3	344.1

Total liabilities	12,836.2	12,241.7

Minority interest	236.5	65.2
Hydrolicity correction account	387.5	324.1

Shareholders’ equity (€ m)	2003	2002

Share capital	3,000.0	3,000.0
Own shares	(49.0)	(43.5)
Retained earnings and other reserves	1,965.9	2,202.5
Net profit for the year	381.1	335.2

Sharehoders’ equity	5,298.0	5,494.2

Total liabilities and shareholders’ equity	18,758.2	18,125.2

The Escelsa bonds bought by EDP S.A. (accounted in EDP S.A.’s balance sheet), serve the sole purpose of covering Escelsa’s US Dollar liability, therefore on a consolidated basis this asset and the corresponding liability are netted off.

Income Statement by Business Areas

2003 (€ m)	EDP Produção(1)	EDP Distribuição	HC(2)	Brazil(3)	ONI	Information Technology	EDP Consolidated

Electricity Sales	1,305.6	3,546.4	647.5	923.1	—	—	6,318.2
Other Sales	19.7	1.9	—	—	4.6	27.0	138.2
Services Provided	16.9	24.7	15.0	49.1	337.0	159.4	521.3
Operating Revenues	1,342.1	3,573.1	662.5	972.2	341.6	186.5	6,977.6

Electricity	65.3	2,364.0	358.2	621.0	—	—	3,360.3
Fuel	310.3	—	85.5	0.3	—	—	398.0
Sundry materials and goods for resale	3.5	111.3	6.3	10.2	4.0	24.5	162.7
Supplies and services	67.9	206.3	33.4	65.8	273.1	70.2	632.6
Personnel costs	119.3	393.8	37.1	69.1	57.3	66.4	646.6
Concession fees	3.6	171.7	—	—	—	—	175.6
Other operating costs (or revenues)	(3.8)	(13.4)	2.6	19.2	(1.8)	(0.3)	10.3
Own work capitalised	(37.3)	(183.8)	(4.0)	—	—	(8.4)	(235.6)
Operating costs	528.9	3,049.9	519.1	785.5	332.6	152.4	5,150.6

EBITDA	813.2	523.2	143.4	186.7	8.9	34.1	1,827.0
EBITDA/Revenues	60.6%	14.6%	21.6%	19.2%	2.6%	18.3%	26.2%

Depreciations	230.5	345.5	60.1	92.5	68.6	24.3	845.6
Provisions	12.7	42.7	1.1	11.0	4.3	0.5	75.7

EBIT	570.0	135.0	82.2	83.2	(64.0)	9.3	905.7
EBIT/Revenues	42.5%	3.8%	12.4%	8.6%	-18.7%	5.0%	13.0%

Financial Results	(74.8)	(37.2)	(62.4)	(19.1)	(76.5)	(12.5)	(359.0)
Extraordinary Results	(3.5)	79.2	0.7	(48.1)	(10.1)	(4.1)	(14.4)

Pre-tax profit	491.7	177.0	20.5	16.0	(150.6)	(7.3)	532.3

Income taxes	163.4	58.4	2.9	38.9	(17.8)	3.0	195.5
Minority interests	(0.2)	—	5.2	14.8	0.8	(4.1)	(44.4)

Net Profit	328.5	118.6	12.4	(37.7)	(133.6)	(6.2)	381.1

Note: Business segment accounts not audited

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were Excluded from the EDPP consolidation perimeter

(2) 40% Consolidation

(3) The accounts presented above do not correspond to the statutory accounts presented in the Brazil section (page 21), and are used for consolidation purposes in EDP Group. The main difference is the asset revaluation on Bandeirante, Escelsa and Enersul taken only into consideration for accounting purposes in Portugal.

2002 (€ m)	EDP Produção(1)	EDP Distribuição	HC(2)	Brazil(3)	ONI(4)	Information Technology	EDP Consolidated

Electricity Sales	1,414.3	3,456.4	321.4	715.3	—	—	5,876.2
Other Sales	18.7	1.7	—	—	23.7	35.5	112.0
Services Provided	19.1	21.6	—	—	273.8	188.5	398.4
Operating Revenues	1,452.0	3,479.7	321.4	715.3	297.5	224.0	6,386.6

Electricity	37.2	2,346.8	156.2	506.7	—	—	3,005.5
Fuel	465.5	—	—	—	—	—	465.5
Sundry materials and goods for resale	4.4	80.1	39.3	4.0	14.9	31.6	219.6
Supplies and services	73.0	203.3	41.1	57.8	265.4	75.1	675.1
Personnel costs	118.5	379.6	18.3	45.9	69.8	75.5	624.8
Concession fees	3.6	154.0	—	—	—	—	158.2
Other operating costs (or revenues)	(5.0)	(12.6)	1.3	4.4	(6.8)	(0.9)	(9.3)
Own work capitalised	(26.0)	(160.7)	(2.7)	(0.8)	(0.5)	(12.6)	(241.8)
Operating costs	671.1	2,990.4	253.6	618.1	342.7	168.7	4,897.7

EBITDA	780.9	489.2	67.8	97.2	(45.1)	55.3	1,488.9
EBITDA/Revenues	53.8%	14.1%	21.1%	13.6%	-15.2%	24.7%	23.3%

Depreciations	225.9	330.2	26.9	53.7	63.5	18.9	739.5
Provisions	18.7	65.1	2.9	0.3	7.9	0.8	100.6

EBIT	536.3	93.9	38.1	43.2	(116.5)	35.6	648.7
EBIT/Revenues	36.9%	2.7%	11.8%	6.0%	-39.2%	15.9%	10.2%

Financial Results	(89.3)	(46.8)	(37.7)	(108.4)	(217.0)	(13.9)	(222.8)
Extraordinary Results	14.3	85.7	(5.2)	(32.8)	(48.3)	(6.9)	(138.9)

Pre-tax profit	461.3	132.8	(4.9)	(98.0)	(381.8)	14.8	286.9

Income taxes	169.4	40.0	(1.8)	(27.2)	(33.6)	6.6	171.7
Minority interests	2.3	—	(0.4)	18.1	(3.1)	0.5	(220.0)

Net Profit	289.6	92.8	(2.7)	(88.9)	(345.1)	7.7	335.2

Note: Business segment accounts not audited

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were Excluded from the EDPP consolidation perimeter

(2) 40% of June 2002

(3) The accounts presented above do not correspond to the statutory accounts presented in the Brazil section (page 21), and are used for consolidation purposes in EDP Group. The main difference is the asset revaluation on Bandeirante, Escelsa and Enersul taken only into consideration for accounting purposes in Portugal. Escelsa and Enersul were accounted by the Equity Method until September 2002.

(4) Includes ONI Way (Equity Method)

Balance Sheet by Business Areas

2003 (€ m)	EDP Produção(1)	EDP Distribuição	HC(2)	Brazil(3)	ONI	Information Technology	EDP Consolidated

Intangible assets	6.7	0.8	607.7	44.2	283.6	70.8	1,849.7
Fixed assets	4,241.6	4,389.2	1,088.4	1,255.1	230.0	95.4	11,651.6
Financial Investments	7.7	0.2	40.7	53.5	63.3	0.5	1,582.8
Other assets	1,015.8	1,009.5	108.8	617.1	131.7	82.6	2,109.4
Cash and Equivalents	10.1	30.3	42.3	83.9	6.2	2.4	285.6

Accruals and deferrals	68.5	12.7	14.3	346.5	118.7	27.1	1,279.1

Total assets	5,350.4	5,442.6	1,902.0	2,400.2	833.5	278.8	18,758.2

Provisions	92.8	341.1	39.2	164.1	37.2	2.3	819.6
Financial debt	2,487.7	778.1	786.1	829.5	682.9	89.2	7,492.9
Other liabilities	754.7	1,187.6	131.2	519.9	199.7	114.8	1,843.7

Accruals and deferrals	138.0	1,568.8	94.0	259.3	46.4	15.3	2,680.0

Total liabilities	3,473.2	3,875.6	1,050.5	1,772.8	966.2	221.6	12,836.2

Minority interests	0.2	—	175.3	96.2	0.1	3.3	236.5
Hydrolicity correction account	—	—	—	—	—	—	387.5

Shareholders’ equity	1,877.1	1,566.9	676.2	531.2	(132.8)	53.8	5,298.0

Total liabilities + equity	5,350.4	5,442.6	1,902.0	2,400.2	833.5	278.8	18,758.2

Note: Business segment accounts not audited

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were Excluded from the EDPP consolidation perimeter

(2) 40% Consolidation

(3) The accounts presented above do not correspond to the statutory accounts presented in the Brazil section (page 21), and are used for consolidation purposes in EDP Group. The main difference is the asset revaluation on Bandeirante, Escelsa and Enersul taken only into consideration for accounting purposes in Portugal.

2002 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Brazil(2)	ONI	Information Technology	EDP Consolidated

Intangible assets	5.9	0.1	444.4	60.7	344.1	75.6	1,843.1
Fixed assets	4,239.0	4,329.8	983.6	876.5	242.9	86.1	11,204.2
Financial Investments	25.9	0.2	92.0	53.1	68.4	1.0	1,896.0
Other assets	835.7	604.6	177.9	706.9	139.6	135.9	1,848.7
Cash and Equivalents	—	46.6	10.6	103.7	11.1	5.6	214.0

Accruals and deferrals	—	160.0	1.5	234.9	105.4	21.9	1,119.1

Total assets	5,106.5	5,141.4	1,710.0	2,035.8	911.4	326.1	18,125.2

Provisions	1.1	312.4	38.5	118.0	22.1	2.8	806.3
Financial debt	2,419.1	945.7	816.6	929.9	628.2	90.2	7,994.1
Other liabilities	724.3	1,076.6	162.1	239.5	291.6	142.6	1,368.8

Accruals and deferrals	84.1	1,287.4	23.5	62.6	56.6	15.9	2,072.6

Total liabilities	3,228.7	3,622.2	1,040.8	1,349.9	998.5	251.5	12,241.7

Minority interests	34.9	—	4.9	71.1	(0.8)	6.8	65.2
Hydrolicity correction account	—	—	—	—	—	—	324.1

Shareholders’ equity	1,842.9	1,519.2	664.4	614.8	(86.3)	67.8	5,494.2

Total liabilities + equity	5,106.5	5,141.4	1,710.0	2,035.8	911.4	326.1	18,125.2

Note: Business segment accounts not audited

(1) 40% Consolidation

(2) The accounts presented above do not correspond to the statutory accounts presented in the Brazil section (page 21), and are used for consolidation purposes in EDP Group. The main difference is the asset revaluation on Bandeirante, Escelsa and Enersul taken only into consideration for accounting purposes in Portugal. 2002 is a Pro-Forma balance sheet.

Appendix I - Naturcorp

Full Year

Income Statement	2003

Revenues	439.2
Direct Costs	305.4
Gross Profit	133.8

Personnel Costs	15.5
Other Operating Costs (net)	21.9
Own Work Capitalised	(0.6)
Operating Costs	36.8

EBITDA	96.9
EBITDA / Revenues	22.1%

Depreciation	29.4
Provisions	0.0

EBIT	67.5
Financial Results	(31.1)
Extraordinary Results	1.1
Income Before Taxes	37.5
Income Taxes	12.6
Minority Interests	0.0
Net Profit	24.8

Balance Sheet	2003

Intangible assets	604.9
Fixed assets	391.7
Financial Investments	4.6
Current assets	88.5
Cash and Equivalents	36.1
Long-term receivables	2.9
Accruals and deferrals	0.8
Total assets	1,129.5

Provisions	14.6
Financial debt	17.4
Other medium and long term liabilities	2.4
Other short term liabilities	76.7
Accruals and deferrals	28.3
Total liabilities	139.5

Minority interests	1.3
Shareholders’ equity	988.7
Total liabilities and shareholders’ equity	1,129.5

Impact on Hidrocantábrico Accounts

Income Statement	HC w/o NC	Impact	HC 2003

Revenues	1,483.0	173.4	1,656.4
Direct Costs	1,003.6	121.5	1,125.1
Gross Profit	479.4	51.8	531.2

Personnel Costs	87.2	5.6	92.8
Other Operating Costs (net)	79.5	10.4	89.9
Own Work Capitalised	(9.9)	(0.1)	(10.0)
Operating Costs	156.7	16.0	172.7

EBITDA	322.7	35.9	358.5
EBITDA / Revenues	21.8%	20.7%	21.6%

Depreciation	142.6	7.7	150.3
Provisions	2.6	0.1	2.7

EBIT	177.5	28.1	205.6
Financial Results	(142.4)	(13.5)	(156.0)
Extraordinary Results	1.5	0.2	1.7
Income Before Taxes	36.5	14.7	51.3
Income Taxes	16.5	(9.2)	7.2
Minority Interests	0.5	12.6	13.0
Net Profit	19.6	11.4	31.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated March 4, 2004

EDP- Electricidadé de Portugal

	By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer